                                                Filed Pursuant to Rule 424(b)(4)
                                                      Registration No. 333-73582

         Prospectus Supplement to Prospectus dated November 26, 2001.

                               16,872,537 Shares

                               [LOGO] CARRAMERICA

                        CarrAmerica Realty Corporation

                                 Common Stock

                               -----------------

    All of the shares of common stock in the offering are being sold by Security Capital Group Incorporated. We will not receive any of the proceeds from the sale of the shares.

    The common stock is listed on the New York Stock Exchange under the symbol "CRE". The last reported sale price for the common stock on December 13, 2001 was $28.37 per share.

    See the risk factors beginning on page S-6 to read about factors you should consider before buying our common stock.

                               -----------------

    Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                               -----------------

                                                        Per Share    Total
                                                        --------- ------------
  Initial price to public..............................  $28.37   $478,673,875
  Underwriting discount................................  $ 1.49   $ 25,140,080
  Proceeds, before expenses, to the selling stockholder  $26.88   $453,533,795

    To the extent that underwriters sell more than 16,872,537 shares of common stock, the underwriters have the option to purchase up to an additional 2,530,880 shares of common stock from the selling stockholder at the initial price to public less the underwriting discount.

                               -----------------

    The underwriters expect to deliver the shares against payment in New York, New York on December 19, 2001.

Goldman, Sachs & Co.
        Salomon Smith Barney
                  Legg Mason Wood Walker
                               Incorporated
                        Wachovia Securities
                                 Banc of America Securities LLC
                                            Deutsche Banc Alex. Brown
                                                      A.G. Edwards & Sons, Inc.

                               -----------------

                Prospectus Supplement dated December 13, 2001.

                           [Pictures of Properties]

                         PROSPECTUS SUPPLEMENT SUMMARY

    The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this prospectus supplement and the accompanying prospectus or incorporated herein and therein by reference. You should read the accompanying prospectus, as well as documents incorporated by reference in the prospectus, including our financial statements and the notes to the financial statements, before deciding whether to invest in our common stock. In this prospectus supplement, "we," "us" and "our" refer to CarrAmerica Realty Corporation and its majority-owned or controlled subsidiaries.

                                  The Company

    We are a fully integrated, self-administered and self-managed publicly-traded real estate investment trust. We focus on the acquisition, development, ownership and operation of high-quality office properties located primarily in selected markets across the United States.

    As of September 30, 2001, we owned a greater than 50% interest in 254 operating office properties and two properties under construction. The 254 operating properties contain a total of approximately 20.3 million square feet of net rentable area. The two properties under construction will contain approximately 184,000 square feet of net rentable area. The operating properties in which we owned a greater than 50% interest as of September 30, 2001 were 95.9% leased. These properties had approximately 1,000 tenants.

    As of September 30, 2001, we also owned minority interests (ranging from 15% to 50%) in 34 operating office properties and six properties under construction. The 34 operating properties contain a total of approximately 4.4 million square feet of net rentable area. The six properties under construction will contain approximately 1.5 million square feet of net rentable area. The operating properties in which we owned a minority interest as of September 30, 2001 were 96.8% leased.

    Our primary business objectives are to achieve long-term, sustainable per-share cash flow growth and to maximize stockholder value by acquiring, developing, owning and operating office properties primarily in markets throughout the United States that exhibit strong, long-term growth characteristics. We believe we utilize our knowledge of our core markets to evaluate market conditions in order to maintain strategic flexibility and determine whether those conditions favor acquisition, development or capital recycling/disposition. During the last five years, we have actively redeployed capital between acquisitions and development in order to create a portfolio with strong long-term growth prospects.

    We are currently focusing our capital in four of our core markets where we feel we can create the most value and highest returns on our investments: San Francisco Bay area, Washington, D.C. Metro area, Southern California, and Seattle/Portland. These markets accounted for approximately 72% of our property net operating income, or NOI, for the nine months ended September 30, 2001. The following chart shows a breakdown by core market of the NOI generated by our office properties for the nine months ended September 30, 2001:

                                    [CHART]

San Francisco Bay Area       32%
Washington, D.C. Metro       20%
Southern California          12%
Seattle/Portland              8%
Other Markets                28%

    From 1996 to 1998, we were very active in acquiring office properties as we established an operating platform for our national business strategy. During that time, we acquired an aggregate of approximately 18.4 million square feet of net rentable area. We will selectively pursue acquisitions in our core markets where appropriate opportunities exist, particularly when pricing yields make acquisitions of existing properties attractive in comparison to new property development. Our acquisition activity since 1998 has been limited.

    Development of office properties has become an important component of our growth strategy. Since the beginning of 1999, we have developed and placed in service an aggregate of approximately 4.8 million square feet of net rentable area. We believe that long-term investment returns resulting from properties we develop should generally exceed those from properties we acquire, without the assumption of significantly increased investment risks. In the current environment, we have reduced our development activities significantly and we are now primarily focused on the development of build-to-suit and substantially pre-leased projects. Our research-driven development program enables us to tailor our development activities in each core market, from inventory development, build-to-suit projects and acquiring and holding land for future development.

    We also may dispose of assets that become inconsistent with our long-term strategic or return objectives. We then redeploy the proceeds from the dispositions into other office properties, or use them to fund development operations or to support other corporate needs. We also may contribute properties that we own into joint ventures with third parties. Since 1999, we have received an aggregate of approximately $1.1 billion of proceeds from the sale of assets to third parties and ventures in which we retained an interest, which proceeds were utilized to fund other investments, repurchase shares of our stock and pay down indebtedness.

    In 2000, as investments in our stock became attractive relative to real estate investment opportunities, we commenced a repurchase program for our common stock. To date, we have repurchased approximately 17.9 million of our shares for an aggregate purchase price of approximately $518.8 million, including the recent repurchase of 9.2 million shares from Security Capital Group Incorporated. We believe that we have achieved attractive yields on these repurchases.

    We believe that our portfolio is occupied primarily by financially sound tenants and is relatively insulated against difficult economic conditions. A significant portion of our tenant base consists of Fortune 1000 and Fortune Global 500 companies and government or quasi-governmental agencies.

    For the nine months ended September 30, 2001, base rents for space in our Class A office buildings that was re-leased after the existing lease expired were, on average, approximately 23.9% greater than the base rents previously in effect. We expect that our strength in re-leasing space quickly at higher rents should result in continued NOI growth. The following table summarizes the square footage of expiring leases in each of our markets, and the opportunity to re-lease at higher base rents:

   Expiring Square Footage in Core and Other Markets as of October 18, 2001

                                                        For the period
                                                        October 19 to
                                                         December 31,     For the years ending December 31,
                                                        -------------- ---------------------------------------
                     Core Market                             2001        2002      2003      2004      2005
                     -----------                        -------------- --------- --------- --------- ---------

San Francisco Bay
  Square footage of expiring leases....................     40,418       478,783   638,559   676,176   766,029
  Weighted average annualized base rent per sq. ft. of
   expiring leases(1)..................................     $27.59        $24.22    $23.65    $27.94    $31.99
  Weighted average Company quoted base rental rate
   per sq. ft.(2)......................................     $41.73

Metro Washington D. C.
  Square footage of expiring leases....................     15,096       119,821   262,145   606,549   314,225
  Weighted average annualized base rent per sq. ft. of
   expiring leases(1)..................................     $33.71        $32.63    $34.65    $32.58    $31.18
  Weighted average Company quoted base rental rate
   per sq. ft.(2)......................................     $36.23

Southern California
  Square footage of expiring leases....................     58,020       252,496   346,134   390,357   303,935
  Weighted average annualized base rent per sq. ft. of
   expiring leases(1)..................................     $20.54        $15.65    $23.98    $23.10    $28.18
  Weighted average Company quoted base rental rate
   per sq. ft.(2)......................................     $27.10

Seattle/Portland
  Square footage of expiring leases....................     17,471        28,960   230,208   265,681   518,855
  Weighted average annualized base rent per sq. ft. of
   expiring leases(1)..................................     $17.95        $20.53    $19.25    $17.20    $19.34
  Weighted average Company quoted base rental rate
   per sq. ft.(2)......................................     $21.04

All Other Markets
  Square footage of expiring leases....................    163,534     1,065,121 1,188,829 1,069,626   508,537
  Weighted average annualized base rent per sq. ft. of
   expiring leases(1)..................................     $19.83        $20.40    $20.79    $22.08    $21.34
  Weighted average Company quoted base rental rate
   per sq. ft.(2)......................................     $21.17
                                                           -------     --------- --------- --------- ---------
   Total square footage of expiring leases.............    294,539     1,945,181 2,665,875 3,008,389 2,411,581
                                                           =======     ========= ========= ========= =========

--------
(1) Annualized base rent equals total original base rent, including historical contractual increases and excluding (i) percentage rents, (ii) additional rent payable by tenants such as common area maintenance, real estate taxes and other expense reimbursements, (iii) future contractual or contingent rent escalations and (iv) parking rents.
(2) Represents the weighted average (based on square footage in our portfolio) of our quoted rental rates for our office properties across each market as of October 18, 2001. There can be no assurance actual base rental rates achieved on new leases will be reflective of the quoted rates shown above.

    We were organized as a Maryland corporation on July 9, 1992. We or our predecessor, The Oliver Carr Company, have developed, owned and operated office buildings in the Washington, D.C. metropolitan area for more than 38 years. In November 1995, we entered into a strategic alliance with a wholly-owned subsidiary of Security Capital U.S. Realty in which Security Capital U.S. Realty purchased 11.6 million shares of our stock. In January 2001, Security Capital Group Incorporated acquired the assets of Security Capital U.S. Realty (including the shares of our stock), and as a result, Security Capital Group Incorporated, or certain of its subsidiaries (collectively, "Security Capital"), now owns these shares. As of December 1, 2001, Security Capital owned approximately 37.4% of our outstanding common stock, but will no longer own any of our common stock if the underwriters' over-allotment option in this offering is exercised in full.

    Our experienced staff of approximately 850 employees, including about 470 on-site building employees, provides a broad range of real estates services. Our principal executive offices are located at 1850 K Street, N.W., Washington, D.C. 20006. Our telephone number is 202-729-7500. Our web site can be found at www.carramerica.com.

                              Recent Developments

Financial Developments

    For the three months ended September 30, 2001, we reported funds from operations of $0.82 per diluted share, a 9.3% increase over the comparable period in 2000. For the nine months ended September 30, 2001, we reported funds from operations of $2.43 per diluted share, an increase of 9.5% over the comparable period in 2000.

    In November 2001, we declared and paid a dividend of $0.4625 per share of our common stock for the third quarter of 2001.

    Our Board of Directors has authorized us to spend up to $325 million to repurchase our common shares, preferred shares, and debt securities, exclusive of shares purchased from Security Capital. Since the start of this program in mid-2000 through September 30, 2001, we acquired approximately 7.2 million common shares for $209.4 million, representing an average price of $28.94 per share. In October 2001, we repurchased an additional 1.5 million shares of stock for $43.6 million, representing an average price of $29.37 per share. This repurchase program has been temporarily suspended.

    On November 19, 2001, we repurchased from Security Capital, the selling stockholder offering the shares in this offering, 9.2 million shares of our common stock at a price of $28.85 per share. The aggregate purchase price of approximately $265.7 million was paid in cash, which we funded by drawing on our $500 million unsecured credit facility with J.P. Morgan Chase Bank, as agent for a group of banks. After giving effect to the repurchases, at December 13, 2001 we had approximately $36.1 million available for borrowing under the line of credit.

    On December 13, 2001, we entered into an agreement with Security Capital pursuant to which we agreed to terminate the stockholders agreement between us and Security Capital that is more fully described under the section entitled "The Selling Stockholder--Material Relationships with Security Capital" in the accompanying prospectus. As part of the termination agreement, each of Messrs. William D. Sanders and C. Ronald Blankenship and Ms. Caroline S. McBride, Security Capital's designees to our board of directors, agreed to resign from our board of directors upon the consummation of this offering.

    Article 5 of our articles of incorporation provides, among other things, that, subject to certain exceptions, no person or entity may beneficially own greater than 5% of our common stock or preferred stock. The articles of incorporation also provide that our board of directors may increase this ownership limit up to 9.8% under certain circumstances. On December 11, 2001, our board of directors approved an increase of the ownership limit to 9.8% from 5%. The increase will be effective only upon the consummation of this offering.

    We are currently negotiating to obtain a $150 million short-term loan to provide additional liquidity in the near term. The proposed loan is expected to mature in April 2002, and we expect to consummate the loan by the end of December 2001. We also expect to refinance certain amounts outstanding under our line of credit and any amounts drawn under the proposed term loan by the end of the first quarter of 2002, including possibly through the issuance of longer-term, fixed-rate debt.

Developments Regarding HQ Global Holdings

    In June 2000, we sold a substantial portion of our equity interest in HQ Global Holdings, Inc., our executive office suites affiliate, and our debt and equity interests in two European executive suites affiliates, in connection with the merger of HQ Global with VANTAS Incorporated. We received $377.3 million in cash, and recognized a gain net of tax of $31.9 million, in connection with these transactions. Our remaining investment in the merged entity is carried at $42.2 million and is accounted for using the cost method. We own approximately 16% of the equity of the merged entity on a fully-diluted basis.

    As previously disclosed in our quarterly report for the quarter ended September 30, 2001, FrontLine Capital Group, the majority stockholder of HQ Global, recently announced that HQ Global is in default with respect to certain covenant and payment obligations under its senior and mezzanine indebtedness. HQ Global is in active negotiations with its lenders regarding the restructuring of its long-term indebtedness. A forbearance period that was agreed to by the senior loan lenders expires on December 14, 2001, or earlier under certain circumstances. At the end of the forbearance period, if HQ Global does not cure all of its existing defaults or obtain an extension of the forbearance period, the lenders may immediately exercise any rights and remedies available to them. Following the filing of our quarterly report, FrontLine filed its quarterly report, in which it disclosed that it took an impairment charge of $294.1 million with respect to its investment in HQ Global.

    Although no final decision has been made at this time, we are continuing to evaluate our investment in HQ Global. In light of the impairment charge taken by FrontLine and other factors, including that no agreement has been reached with HQ Global's lenders as of the date of this prospectus supplement, we believe that it is likely that we will write-off our remaining $42.2 million investment in HQ Global during the fourth quarter of 2001. If such a write-off occurs, a non-cash, one-time charge would be taken against our net income in the fourth quarter of 2001, which would result in our net income and funds from operations for the fourth quarter and 2001 being substantially below our previous guidance for those periods.

                                 The Offering

    All of the shares of common stock offered by this prospectus supplement are being offered by Security Capital. We will not receive any proceeds from the sale of the common stock. After completing the sale of all of the shares of common stock offered by this prospectus supplement, Security Capital will own 2,530,880 shares of common stock, which will represent approximately 4.9% of our outstanding common stock as of September 30, 2001. If the underwriters' over-allotment option is exercised in full, Security Capital will no longer own any shares of our common stock.

                                 RISK FACTORS

    In addition to the other information in this prospectus supplement and accompanying prospectus and the information incorporated by reference herein and therein, you should consider carefully the following risk factors in evaluating an investment in our common stock.

Our Performance is Subject to Risks Associated with Real Estate Investment

    We are a real estate company that derives most of our income from the ownership and operation of office buildings. There are a number of factors that may adversely affect the income that our properties generate, including the following:

    . Economic Downturns. Downturns in the national economy, or in regions or localities where our properties are located, generally will negatively impact the demand for office space.

    . Oversupply of Office Space. An oversupply of space in markets where we own office properties would typically cause rental rates and occupancies to decline, making it more difficult for us to lease space at attractive rental rates.

    . Competitive Properties. If our properties are not as attractive to tenants (in terms of rents, services or location) as other properties that are competitive with ours, we will lose tenants to those properties or could have to reduce our rental rates to compensate for that disparity.

    . Renovation Costs. In order to maintain the quality of our office buildings and successfully compete against other properties, we periodically have to spend money to repair and renovate our properties.

    . Tenant Risk. Our performance depends on our ability to collect rent from our tenants. While no tenant in our portfolio accounted for more than 5% of our annualized base rent as of September 30, 2001, our financial position may be adversely affected by financial difficulties experienced by a major tenant, or by a number of smaller tenants, including bankruptcies, insolvencies or general downturns in business.

    . Reletting Costs. As leases expire, we try to either relet the space to an existing tenant or attract a new tenant to occupy the space. In either case, we likely will incur significant costs in the process. In addition, if market rents have declined since the time the expiring lease was entered into, the terms of any new lease signed likely will not be as favorable to us as the terms of the expiring lease, thereby reducing the income earned from that space.

    . Regulatory Costs. There are a number of government regulations, including zoning, tax and accessibility laws that apply to the ownership and operation of office buildings. Compliance with existing and newly adopted regulations may require us to spend a significant amount of money on our properties.

    . Fixed Nature of Costs. Most of the costs associated with owning and operating an office building are not necessarily reduced when circumstances such as market factors and competition cause a reduction in income from the property.

    . Environmental Problems. Federal, state and local laws and regulations relating to the protection of the environment may require a current or previous owner or operator of real property to investigate and clean up hazardous or toxic substances or petroleum product releases at the property. The clean up can be costly. The presence of or failure to clean up contamination may adversely affect our ability to sell or lease a property or to borrow using a property as collateral.

    . Competition. A number of other major real estate investors with significant capital compete with us. These competitors include publicly traded REITs, private REITs, investment banking firms and private institutional investment funds.

New Developments and Acquisitions May Fail to Perform As Expected

    Over the last few years, we have embarked on a major acquisition and development program. In deciding whether to acquire or develop a particular property, we made certain assumptions regarding the expected future performance of that property. If a number of these new properties do not perform as expected, our financial performance will be adversely affected.

    While our acquisition pace has declined significantly, we remain active in developing office properties. New office property developments are subject to a number of risks, including construction delays, complications in obtaining necessary zoning, occupancy and other governmental permits, cost overruns, financing risks, and the possible inability to meet expected occupancy and rent levels. If any of these problems occur, development costs for a project will increase, and there may be costs incurred for projects that are not completed.

We Do Not Have Exclusive Control Over Our Joint Venture Investments

    We have invested in projects or properties as a co-venturer or partner in the development of new properties and the continued operations of operating properties. These investments involve risks not present in a wholly owned project. Risks related to these investments include:

    . Absence of exclusive control over the development, financing, leasing, management and other aspects of the project;

    . Possibility that our co-venturer or partner might:

        . become bankrupt;

        . have interests or goals that are inconsistent with ours;

        . take action contrary to our instructions, requests or interests
          (including those related to our qualification as a REIT for tax purposes); or

        . otherwise impede our objectives.

Our Use of Debt Subjects Us to Various Financing Risks

    While we believe that we have a conservative borrowing policy, we do regularly borrow money to finance our business, particularly the acquisition and development of properties. We generally incur unsecured debt, although in many cases we will incur mortgage debt that is secured by one or more of our office buildings. There are risks inherent in borrowing money, including the following:

    . No Limitation on Debt Incurrence. Our organizational documents do not limit the amount of debt we can incur. Our degree of leverage could have important consequences, including making it more difficult for us to obtain additional financing in the future for business needs, as well as making us more vulnerable to an economic downturn.

    . Possible Inability to Meet Scheduled Debt Payments. If our properties do not perform as expected, the cash flow from our properties may not be enough to make required principal and interest payments. If a property is mortgaged to secure payment of indebtedness and we are unable to meet mortgage payments, the holder of the mortgage or the lender could foreclose on the property, resulting in a loss of income and asset value. An unsecured lender could also attempt to foreclose on some of our assets in order to receive payment.

    . Inability to Refinance Debt. In almost every case, very little of the principal amount that we borrow is repaid prior to the maturity of the loan. We generally expect to refinance that debt when it matures, although in some cases we may pay off the loan. If principal amounts due at maturity cannot be refinanced, extended or paid with proceeds of other capital transactions, such as new equity capital, our cash flow may be insufficient to repay all maturing debt. Prevailing interest rates or other factors at the time of a refinancing (such as possible reluctance of lenders to make commercial real estate loans) may result in higher interest rates and increased interest expense.

    . Financial Covenants Could Adversely Affect Our Financial Condition. Our credit facilities and the indentures under which our senior unsecured indebtedness are issued contain financial and operating covenants, including coverage ratios and other limitations on our ability to incur secured and unsecured indebtedness, sell all or substantially all of our assets and engage in mergers, consolidations and certain acquisitions. These covenants may restrict our ability to engage in transactions that would otherwise be in our best interests.

    . Variable Interest Rates Could Increase the Cost of Borrowing. A significant amount of our financing is through an unsecured line of credit. The line of credit is subject to variable floating interest rates. Because we have not hedged against interest fluctuations, significant increases in interest rates could dramatically increase our costs of borrowing on the line of credit. Additionally, interest rates on certain of our debt are based on the credit rating of our debt by independent agencies, and would be increased in the event that the credit ratings are downgraded.

Our Business Structure Has Certain Risks Associated With It

    . Certain Officers and Directors May Have Interests that Conflict with the
      Interests of Stockholders. Certain of our officers and members of our board of directors own units of limited partner interest in Carr Realty, L.P., a partnership that holds some of our properties. These individuals may have personal interests that conflict with the interests of our stockholders with respect to business decisions affecting us and Carr Realty, L.P., such as interests in the timing and pricing of property sales or refinancings in order to obtain favorable tax treatment. We, as the sole general partner of Carr Realty, L.P., have the exclusive authority to determine whether and on what terms Carr Realty, L.P. will sell or refinance an individual property, but the effect of certain transactions on these unitholders may influence decisions affecting these properties.

    . We May Not Be Able to Sell Properties When Appropriate. Real estate property investments generally cannot be sold quickly. Agreements that we have entered into with respect to certain properties owned by CarrAmerica Realty, L.P. and Carr Realty, L.P. limit our ability to dispose of property. Also, the tax laws applicable to REITs restrict our ability to dispose of properties. Therefore, we may be unable to vary our portfolio promptly in response to market conditions, which may adversely affect our financial position.

    . Lack of Voting Control Over Carr Real Estate Services, Inc. While most of our income is generated from the ownership and operation of our office buildings, we own a nonvoting interest in Carr Real Estate Services, Inc., which produces a significant contribution to our income. Carr Real Estate Services, Inc. conducts management and leasing operations for third parties and for office buildings in which we own less than a 100% interest. As of September 30, 2001, we owned approximately 95% of the economic interest in Carr Real Estate Services, Inc.

      through the ownership of nonvoting common stock. The voting common stock of Carr Real Estate Services, Inc. is owned by The Oliver Carr Company. As a result, we have no right to elect the directors of Carr Real Estate Services, Inc., and our ability to influence its operations is limited. Carr Real Estate Services, Inc. may engage in business activities that are not in our best interests.

    . We Depend On External Capital. To qualify as a REIT, we generally must distribute to our stockholders each year at least 90% of our net taxable income excluding net capital gains. Because of this distribution requirement, we likely will not be able to fund all future capital needs, including capital for property development and acquisitions, with income from operations. We therefore will have to rely on third-party sources of capital, which may or may not be available on favorable terms, if at all. Our access to third-party sources of capital depends on a number of things, including the market's perception of our growth potential and our current and potential future earnings.

Certain Factors May Inhibit Changes in Control of the Company

    . Charter and By-law Provisions. Certain provisions of our charter and by-laws may delay or prevent a change in control of the Company or other transactions that could provide our stockholders with a premium over the then-prevailing market price of our common stock or that might otherwise be in the best interests of our stockholders. These include a staggered board of directors and the ability of our board of directors to authorize the issuance of preferred stock without stockholder approval. Also, any future series of preferred stock may have voting provisions that could delay or prevent a change in control or other transaction that might involve a premium price or otherwise be in the best interests of our stockholders.

    . Ownership Limit. In order to assist us in maintaining our qualification as a REIT and for other strategic reasons, our charter contains certain provisions generally limiting the ownership of shares of capital stock by any single stockholder to 5% of our outstanding common stock and/or 5% of any class or series of preferred stock. In accordance with the terms of our charter, our board of directors has increased these ownership limits to 9.8% from 5%, effective upon completion of this offering. The federal tax laws include complex stock ownership and attribution rules that apply in determining whether a stockholder exceeds the ownership limits. These rules may cause a stockholder to be treated as owning capital stock that is actually owned by others, including family members and entities in which the stockholder has an ownership interest. Our board of directors could waive this restriction if it were satisfied that ownership in excess of these ownership limits would not jeopardize our status as a REIT and the board otherwise decided that a waiver would be in our interests. Capital stock acquired or transferred in breach of the ownership limit will be automatically transferred to a trust for the benefit of a designated charitable beneficiary.

    . Maryland Law Provisions. Certain provisions of Maryland law which are applicable to us because we are a Maryland corporation prohibit "business combinations" with any person that beneficially owns ten percent or more of our outstanding voting shares (an "interested stockholder") or with an affiliate of the interested stockholder. These prohibitions last for five years after the most recent date on which the person became an interested stockholder. After the five-year period, a business combination with an interested stockholder must be approved by two super-majority stockholder votes unless, among other conditions, our stockholders receive a minimum price for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its common shares. Our board of directors has opted out of these business combination provisions. Consequently, the five-year prohibition and the super-majority vote requirements will not apply to a business combination involving us. Our board of directors may, however, repeal this election in most cases and cause us to become subject to these provisions in the future. Being subject to the provisions could delay or prevent a change in control or other transactions that might involve a premium price or otherwise be in the best interests of our stockholders.

The Market Value of Our Securities Can Be Adversely Affected by Many Factors

    As with any public company, a number of factors may adversely influence the price of our common stock, many of which are beyond our control. These factors include:

    . Level of institutional interest in us;

    . Perception of REITs generally and REITs with portfolios similar to ours, in particular, by market professionals;

    . Attractiveness of securities of REITs in comparison to other companies;

    . Our financial condition and performance;

    . The market's perception of our growth potential and potential future cash dividends;

    . Increases in market interest rates, which may lead investors to demand a higher annual yield from our distributions in relation to the price paid for our stock; and

    . Relatively low trading volume of shares of REITs in general, which tends to exacerbate a market trend with respect to our stock.

    Sales of a substantial number of shares of our stock, or the perception that such sales could occur, also could adversely affect prevailing market prices for our common stock. In addition to the possibility that we may sell shares of our stock in a public offering at any time, we also may issue shares of common stock upon redemption of units of interest held by third parties in affiliated partnerships that we control, as well as upon exercise of stock options that we grant to our employees and others. All of these shares will be available for sale in the public markets from time to time.

Our Status As a REIT

    We believe that we qualify for taxation as a REIT for federal income tax purposes, and we plan to operate so that we can continue to meet the requirements for taxation as a REIT. If we qualify as a REIT, we generally will not be subject to federal income tax on our income that we distribute currently to our stockholders. Many of the REIT requirements, however, are highly technical and complex. The determination that we are a REIT requires an analysis of various factual matters and circumstances, some of which may not be totally within our control and some of which involve questions of interpretation. For example, to qualify as a REIT, at least 95% of our gross income must come from specific passive sources, like rent, that are itemized in the REIT tax laws. In determining that we have satisfied this requirement, we have concluded that certain services, such as cafeteria services that we have provided to tenants through an independent contractor in certain of our properties under arrangements where we bear part or all of the expenses of such services, are considered customary in the geographic area where such properties are located. There can be no assurance that the IRS or a court would agree with such conclusion or other positions we have taken in interpreting the REIT requirements. We also are required to distribute to our stockholders at least 90% of our REIT taxable income (excluding capital gains). The fact that we hold some of our assets through partnerships and their subsidiaries further complicates the application of the REIT requirements. Even a technical or inadvertent mistake could jeopardize our REIT status. Furthermore, Congress and the IRS might make changes to the tax laws and regulations, and the courts might issue new rulings, that make it more difficult, or impossible, for us to remain qualified as a REIT.

    If we fail to qualify as a REIT for federal income tax purposes, we would be subject to federal income tax at regular corporate rates. Also, unless the IRS granted us relief under certain statutory provisions, we would remain disqualified as a REIT for four years following the year we first failed to qualify. If we failed to qualify as a REIT, we would have to pay significant income taxes. This likely would have a significant adverse affect on the value of our securities. In addition, we would no longer be required to pay any dividends to stockholders.

    Even if we qualify as a REIT for federal income tax purposes, we are required to pay certain federal, state and local taxes on our income and property. For example, if we have net income from "prohibited transactions," that income will be subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property held primarily for sale to customers in the ordinary course of business. The determination as to whether a particular sale is a prohibited transaction depends on the facts and circumstances related to that sale. While we have undertaken a significant number of asset sales in recent years, we do not believe that those sales should be considered prohibited transactions, but there can be no assurance that the IRS would not contend otherwise. In addition, any net taxable income earned directly by our taxable affiliates, including Carr Real Estate Services, Inc. and CarrAmerica Development, Inc., is subject to federal and state corporate income tax. To the extent that we and our affiliates are required to pay federal, state and local taxes, we will have less cash available for distributions to our stockholders.

    Prior to December 31, 2000, a REIT could not own securities in any one issuer if the value of those securities exceeded 5% of the value of the REIT's total assets or the securities owned by the REIT represented more than 10% of the issuer's outstanding voting securities. As a result of the REIT Modernization Act, after December 31, 2000, the 5% value test and the 10% voting security test were modified in two respects. First, the 10% voting securities test was expanded so that REITs also are prohibited from owning more than 10% of the value of the outstanding securities of any one issuer. Second, an exception to these tests allows a REIT to own securities of a subsidiary that exceed the 5% value test and the new 10% vote or value test if the subsidiary elects to be a "taxable REIT subsidiary." Under a new asset test, for taxable years beginning after December 31, 2000, we are not able to own securities of taxable REIT subsidiaries that represent in the aggregate more than 20% of the value of our total assets.

    Several provisions of the new law ensure that a taxable REIT subsidiary will be subject to an appropriate level of federal income taxation. For example, a taxable REIT subsidiary is limited in its ability to deduct interest payments made to an affiliated REIT. In addition, the REIT has to pay a 100% penalty tax on some payments that it receives if the economic arrangements between the REIT, the REIT's tenants, and the taxable REIT subsidiary are not comparable to similar arrangements between unrelated parties.

    We currently own more than 10% of the total value of the outstanding securities of HQ Global Holdings Inc., Carr Real Estate Services, Inc. and CarrAmerica Development, Inc. These entities have elected to be taxable REIT subsidiaries.

                                USE OF PROCEEDS

    We will not receive any proceeds from the sale of the stock covered by this prospectus supplement.

                                CAPITALIZATION

    The following table sets forth the capitalization of the Company as of September 30, 2001 on a historical basis, and on an as adjusted basis giving effect to share repurchases since September 30, 2001, including the repurchase of 9.2 million shares from Security Capital and 1,486,100 shares on the open market, funded by drawing on our existing line of credit.

                                                                   September 30, 2001 As Adjusted
                                                                   ------------------ -----------
                                                                           (In thousands)
Mortgages payable.................................................     $  522,239     $  522,239
Other indebtedness................................................        589,000        898,341
Minority interest.................................................         84,433         84,433
Stockholders' equity:
   Preferred stock, $.01 par value, authorized 35,000,000 shares, issued and outstanding 8,880,000 shares at September 30,
     2001.........................................................             89             89
   Common stock, $.01 par value, authorized 180,000,000
     shares, issued and outstanding 62,487,942 shares at
     September 30, 2001 and 51,801,842 shares at September
     30, 2001 (as adjusted).......................................            625            518
Additional paid-in capital........................................      1,663,851      1,354,617
Cumulative dividends paid in excess of stockholders equity........       (132,071)      (132,071)
                                                                       ----------     ----------
                                                                        1,532,494      1,223,153
                                                                       ----------     ----------
       Total capitalization.......................................     $2,728,166     $2,728,166
                                                                       ==========     ==========

               PRICE RANGE OF COMMON STOCK AND DIVIDEND HISTORY

    Our shares of common stock have been traded on the NYSE under the symbol "CRE" since February 1993. The following table sets forth the high and low sales prices per share for the periods indicated as reported on the NYSE and the dividends per share paid by us with respect to the periods noted.

                    Calendar Period             High   Low   Dividends
                    ---------------            ------ ------ ---------
         1999:
          First Quarter....................... $24.38 $20.94  $.4625
          Second Quarter...................... $26.50 $20.94  $.4625
          Third Quarter....................... $24.63 $21.50  $.4625
          Fourth Quarter...................... $22.69 $17.94  $.4625
         2000:
          First Quarter....................... $20.77 $18.56  $.4625
          Second Quarter...................... $27.44 $20.34  $.4625
          Third Quarter....................... $30.27 $26.60  $.4625
          Fourth Quarter...................... $31.50 $28.80  $.4625
         2001:
          First Quarter....................... $30.88 $27.83  $.4625
          Second Quarter...................... $30.69 $27.00  $.4625
          Third Quarter....................... $33.29 $27.78  $.4625
          October 1, 2001 to December 13, 2001 $30.13 $28.00

    In order to qualify as a REIT, we are required to make distributions (other than capital gain distributions) to our stockholders in amounts at least equal to (i) the sum of (A) 90% of its "REIT taxable income" (computed without regard to the dividends paid deduction and its net capital gain) and (B) 90% of the net income (after tax), if any, from foreclosure property, minus (ii) the sum of certain items of non-cash income. Our distribution strategy is to distribute what we believe is a conservative percentage of our cash flow, permitting us to retain funds for capital improvements and other investments while funding our distributions.

    For Federal income tax purposes, distributions may consist of ordinary income, capital gains, nontaxable return of capital or a combination thereof. Distributions that exceed our current and accumulated earnings and profits (calculated for tax purposes) constitute a return of capital rather than a dividend and reduce the stockholder's basis in his or her shares of common stock. To the extent that a distribution exceeds both current and accumulated earnings and profits and the stockholder's basis in his or her shares, it will generally be treated as gain from the sale or exchange of that stockholder's shares. We annually notify stockholders of the taxability of distributions paid during the preceding year. The following table sets forth the taxability of distributions paid in 2000 and 1999:

                2000 1999
                ---- ----
Ordinary income 84%  78%
Capital gain... 16%  22%

                                  THE COMPANY

General

    We are a fully integrated, self-administered and self-managed publicly-traded REIT. We focus on the acquisition, development, ownership and operation of high-quality office properties, located primarily in selected markets across the United States.

    As of September 30, 2001, we owned a greater than 50% interest in 254 operating office properties and two properties under construction. The 254 operating properties contain a total of approximately 20.3 million square feet of net rentable area. The two properties under construction will contain approximately 184,000 square feet of net rentable area. The operating properties in which we owned a greater than 50% interest as of September 30, 2001 were 95.9% leased. These properties had approximately 1,000 tenants.

    As of September 30, 2001, we also owned minority interests (ranging from 15% to 50%) in 34 operating office properties and six properties under construction. The 34 operating properties contain a total of approximately 4.4 million square feet of net rentable area. The six properties under construction will contain approximately 1.5 million square feet of net rentable area. The operating properties in which we owned a minority interest as of September 30, 2001 were 96.8% leased.

Business Strategy

    Our primary business objectives are to achieve long-term sustainable per share cash flow growth and to maximize stockholder value by acquiring, developing, owning and operating office properties primarily in markets throughout the United States that exhibit strong, long-term growth characteristics. We believe we utilize our knowledge of our core markets to evaluate market conditions in order to maintain strategic flexibility and determine whether those conditions favor acquisition, development or capital recycling/disposition. During the last five years, we have actively redeployed capital between acquisitions and development in order to create a portfolio with strong long-term growth prospects. Our financial strategy to meet our business objectives is primarily based on deriving the highest returns from capital invested in real estate by providing value-added services, including development, leasing and management of the properties.

    Our principal segment of continuing operations is real estate property operations, which includes commercial property ownership. Other segments include development operations and other operations, including management services. Approximately 93.4% of our revenues from continuing operations for the nine months ended September 30, 2001 were associated with our real estate property operations. Our development operations are conducted by us through our subsidiary, CarrAmerica Development, Inc. Our investment in this business represented approximately 3.1% of our revenues from continuing operations for the nine months ended September 30, 2001.

Competitive Advantages

    Local Market Focus

    We have focused our acquisition and development activity in U.S. markets that possess long-term growth characteristics. We target markets in which:

    . Long-term population and job growth are generally expected to exceed the national average;

    . Large, well educated employment pools exist; and

    . Entry barriers exist for new supplies of office space.

    We have established a local presence in each existing core market by acquiring or developing a critical mass of properties. This local presence is maintained through continuing investment activity and relationships established by our seasoned professional Market Managing Directors.

    Our Market Managing Director group consists of nine individuals who cover all of the markets in which we own property. These Directors are responsible for maximizing the performance of our properties in their respective markets and ensuring that we are consistently meeting the needs of our customers. Because they meet with our customers and local brokers on a regular basis, the Market Managing Directors have extensive knowledge of local conditions in their respective markets and are invaluable in identifying attractive investment opportunities in them.

    We are currently focusing capital in four of our core markets where we feel we can create the most value and generate the highest returns on our investments: San Francisco Bay area, Washington, D.C. Metro area, Southern California and Seattle/Portland. These markets accounted for approximately 72% of our property NOI for the nine months ended September 30, 2001. The following chart shows a breakdown by core market of our property NOI for the nine months ended September 30, 2001:

                                    [CHART]

San Francisco Bay Area       32%
Washington, D.C. Metro       20%
Southern California          12%
Seattle/Portland              8%
Other Markets                28%

    Flexible Investment Strategy

    We have established a set of general guidelines and physical criteria to evaluate how we allocate our capital resources among investments, including acquisition, disposition and development opportunities. Our capital allocation decisions are driven by real estate research, which focuses on variables such as the economic growth rate, the composition of job growth and the office space supply and demand fundamentals of a particular market.

    Acquisitions

    From 1996 to 1998, we were very active in acquiring office properties as we established an operating platform for our national business strategy. During that time, we acquired an aggregate of approximately 18.4 million square feet of net rentable area. Our acquisition activity since 1998 has been limited. We will selectively pursue acquisitions in our core markets where attractive opportunities exist, particularly when pricing yields make acquisitions of existing properties attractive in comparison to new property development. Due to the current weak economic climate, we believe that we will be able to exploit opportunities for attractive future investment.

    Development

    Development of office properties has become an important component of our growth strategy. Since the beginning of 1999, we have developed and placed in service an aggregate of approximately 4.8 million square feet of net rentable area. We believe that long-term investment returns resulting from properties we develop should generally exceed those from properties we acquire, without the assumption of significantly increased investment risks. We seek to control development risks by:

    . Employing extensively trained and experienced development personnel;

    . Avoiding the assumption of entitlement risk in conjunction with land acquisitions;

    . Entering into guaranteed maximum price construction contracts with seasoned and credible contractors;

    . Focusing on pre-leasing space and build-to-suit opportunities with our customer network; and

    . Analyzing the supply and demand characteristics of a market before commencing inventory development in that market.

    In the current environment, we have reduced our development activities significantly and we now are primarily focused on the development of build-to-suit and substantially pre-leased projects. Our research-driven development program enables us to tailor our development activities in each core market, from inventory development, build-to-suit projects and acquiring and holding land for future development.

    Capital Recycling

    We also may dispose of assets that become inconsistent with our long-term strategic or return objectives. We then redeploy the proceeds from the dispositions into other office properties, or use them to fund development operations or to support other corporate needs. We also may contribute properties that we own into joint ventures with third parties. Since 1999, we have received approximately $1.1 billion of proceeds from the sale of assets to third parties and ventures in which we retained an interest, which proceeds were utilized to fund other investments, repurchase shares of our stock and pay down indebtedness.

    Stock Repurchases

    In 2000, as investments in our stock became attractive relative to real estate investment opportunities, we commenced a repurchase program for our common stock. To date, we have repurchased approximately 17.9 million of our shares for an aggregate purchase price of approximately $518.8 million, including the recent repurchase of 9.2 million shares from Security Capital. We believe that we have achieved attractive yields on these repurchases.

    Joint Ventures

    Joint venture arrangements provide us with opportunities to reduce investment risk by diversifying capital deployment and enhancing returns on invested capital from fee arrangements. We principally utilize these arrangements on projects characterized by large dollar-per-square-foot costs and/or our desire to limit capital deployment in certain of our core markets. For example, in August 2000, we consummated a $422 million joint venture with the New York State Teachers Retirement System. The transaction allowed us to further our business strategy of increasing returns on our invested capital and to recycle capital into and out of markets based on market dynamics. We received approximately $249.6 million from the transaction at closing. In June 2001, the joint venture obtained third-party financing. We received $77.9 million of the financing proceeds.

    Service Businesses

    We are engaged through subsidiaries and affiliates in service businesses that are directly related to our core business of owning, operating, developing and leasing real estate. These businesses include leasing services, property management for landlords, facilities management for large tenants or other users and tenant improvement and construction development services. Since 1999, we have been able to grow these businesses through existing and new relationships. We believe that these service businesses provide added revenues to increase our return on our invested capital and will continue to be a significant focus.

    National Platform

    Our national platform provides us with critical mass in order to provide access to many different sources of capital to achieve long-term sustainable cash flow growth. Our national platform is designed to provide corporate users of office space with a mix of products and services to meet their workplace needs at both the national and local levels. We believe that through our existing portfolio of operating properties, property development opportunities and land acquired and currently held for development, we can generate incremental demand. This can be accomplished through the relocation and expansion needs of many of our customers, both within a single core market and in multiple core markets.

    Our National Development Group is responsible for developing office properties, build-to-suit facilities and business parks for us and third parties through our subsidiary, CarrAmerica Development Inc. This development team consists of over 40 development and project management professionals, who are located across the United States and have an average of over 17 years of experience developing office properties. Our team oversees every aspect of land planning, building design, construction and development of office properties. This ensures that all projects meet the same high standards and uniform specifications in building design and systems. We believe that the National Development Group's expertise has given us a competitive edge in marketing our facilities and services to customers.

    Experienced Employees

    We believe our national platform allows us to attract highly qualified employees who seek the opportunities and the challenges that a national company can provide. We have attracted accomplished employees from many industries in order to integrate the best practices of many businesses into our real estate operations.

Featured Properties in Core Markets

    We have focused our acquisition and development activity in U.S. markets that possess long-term growth characteristics. We target markets in which long-term population and job growth are generally expected to exceed the national average, where large, well educated employment pools exist, and where entry barriers exist for new suppliers of office space. We have established a local presence in each existing core market. This has been done through our investment activity and relationships established by our seasoned professional Market Managing Directors.

    San Francisco Bay Area

    Our largest property NOI concentration is in the San Francisco Bay area, with approximately 32% of our property NOI for the nine months ended September 30, 2001 coming from assets in this market. We own more than 5.4 million square feet of net rentable area in Silicon Valley, East Bay and San Francisco Peninsula, or 27% of our total portfolio. Our single largest asset in this market is CarrAmerica Corporate Center, located in Pleasanton in the East Bay. With over one million net rentable square feet, this property generates in excess of $19.2 million in aggregate annualized base rent based on leases that have been executed and commenced as of September 30, 2001. Valley Technology Center in San Jose is our next largest asset in this market, with 460,000 square feet of net rentable area and $10.7 million in aggregate annualized base rent based on leases that have been executed and commenced as of September 30, 2001. The majority of our assets in this market are located in Silicon Valley.

    Washington, D.C. Metro Area

    The Washington, D.C. Metro area is our second largest concentration in the portfolio. Approximately 20% of our property NOI for the nine months ended September 30, 2001 came from this area. The largest asset in the market is the International Square complex located centrally in the business district between 18th and 19th Streets and Eye and K Streets, with one million square feet of net rentable area. The complex is atop the 2nd busiest Metro station -- Farragut West on the Blue and Orange Lines. The property generates over $33.5 million in aggregate annualized base rent based on leases that have been executed and commenced as of September 30, 2001. The second largest concentration is on the 1700 block of Pennsylvania Avenue, where we own interests in approximately 762,000 square feet of net rentable area of property in four different locations.

    Southern California

    Together, Los Angeles, Orange County and San Diego represent 12% of our property NOI for the nine months ended September 30, 2001 and reflect the third largest concentration of property NOI in our portfolio. We own 2.9 million square feet of net rentable area in this market, which is 14% of our total portfolio. Our largest asset in the market is the Warner Center in San Fernando Valley, just off the 101 Freeway, a property with 343,000 square feet of net rentable area which generates $8.6 million in aggregate annualized base rent based on leases that have been executed and commenced as of September 30, 2001. The next largest asset is Highlands Corporate Center in San Diego, with 205,000 square feet of net rentable area, which generates $5.7 million in aggregate annualized base rent based on leases that have been executed and commenced as of September 30, 2001.

    Seattle/Portland

    Seattle and Portland together comprise our fourth largest concentration and contributed approximately 8% of our property NOI for the nine months ended September 30, 2001. Three assets comprise the majority of property NOI in the Seattle market: Willow Creek Corporate Center, Redmond East and Canyon Park. Each of these three assets contributes in excess of $5 million in aggregate annualized base rent based on leases that have been executed and commenced as of September 30, 2001. Willow Creek and Redmond East are located in the Redmond submarket, east of downtown Seattle. Canyon Park is north of the downtown market in Bothell, Washington. We also own two office parks located east of downtown Portland that comprise an aggregate of approximately 275,000 square feet of net rentable area in six buildings. These properties generate approximately $4.4 million in aggregate annualized base rent based on leases that have been executed and commenced as of September 30, 2001. Our Portland market is managed by our Seattle Market Managing Director.

                                  PROPERTIES

    As of September 30, 2001, we owned a greater than 50% interest in 254 operating office properties and two properties under construction. The 254 operating properties contain a total of approximately 20.3 million square feet of net rentable area. The two properties under construction will contain approximately 184,000 square feet of net rentable area. The operating properties in which we owned a greater than 50% interest as of September 30, 2001 were 95.9% leased. These properties had approximately 1,000 tenants.

    As of September 30, 2001, we also owned minority interests (ranging from 15% to 50%) in 34 operating office properties and six properties under construction. The 34 operating properties contain a total of approximately 4.4 million square feet of net rentable area. The six properties under construction will contain approximately 1.5 million square feet of net rentable area. The operating properties in which we owned a minority interest as of September 30, 2001 were 96.8% leased.

                                           Net                 Total     Average
                                         Rentable            Annualized    Base
                                Number   Area in                Base      Rent/
                                  of      Square    Percent   Rent(3)     Leased
                               Buildings Feet(1)   Leased(2)  ($000s)   Sq. Ft.(4)     Significant Tenants(5)
                               --------- --------- --------- ---------- ---------- -------------------------------
Consolidated Properties

EAST REGION

Downtown Washington, D.C.:
  International Square             3     1,014,556   99.8%    $33,578     $33.15   International Monetary Fund
                                                                                   (49%)
  900 19th Street                  1       101,215   97.7%      3,230      32.65   America's Community Bankers
                                                                                   (30%), Stone & Webster (13%),
                                                                                   Korn/Ferry International (12%),
                                                                                   Lucent Technologies (11%)
  2550 M Street                    1       187,931  100.0%      8,191      43.58   Patton Boggs, L.L.P. (99%)
  1730 Pennsylvania Avenue         1       229,377   99.6%      8,269      36.18   Federal Deposit Insurance Corp.
                                                                                   (47%), King & Spalding (39%)
  1255 23rd Street(7)              1       306,395   96.4%      8,449      28.62   Chronicle of Higher Education
                                                                                   (30%), William M. Mercer (21%),
                                                                                   J&H/Marsh & McLennan, Inc.
                                                                                   (14%)
  1747 Pennsylvania Avenue         1       152,104   99.8%      4,999      32.92   Legg Mason (20%)
  1775 Pennsylvania Avenue(6)      1       143,981   97.5%      4,072      29.00   Citicorp Savings of Washington,
                                                                                   D.C. (81%)
Suburban Washington, D.C.:
  One Rock Spring Plaza(6)         1       205,721   98.1%      5,525      27.37   Caterair International (22%),
                                                                                   Sybase, Inc. (19%)
  Sunrise Corporate Center         3       260,253  100.0%      6,331      24.33   Software AG of North America
                                                                                   (82%)
  Reston Crossing East & West      2       327,788  100.0%      6,556      20.00   Nextel Communications, Inc.
                                                                                   (100%)
Atlanta, GA:
  Glenridge                        1        64,603   96.7%      1,233      19.74   Brooks, McGinnis & Chafin, LLC
                                                                                   (12%), Metropolitan Life
                                                                                   Insurance (12%), Spectrum
                                                                                   Realty Advisors (12%),
                                                                                   Communications Trends, Inc.
                                                                                   (11%)
  Century Springs West             1        95,074   78.0%      1,436      19.37   No tenant occupies 10%
  Holcomb Place                    1        72,889  100.0%      1,306      17.91   Intercept Group, Inc. (49%),
                                                                                   Hitachi Telecom (USA), Inc.
                                                                                   (20%), Progeni Corp. (13%)

                                            Net                 Total     Average
                                          Rentable            Annualized    Base
                                 Number   Area in                Base      Rent/
                                   of      Square    Percent   Rent(3)     Leased
                                Buildings Feet(1)   Leased(2)  ($000s)   Sq. Ft.(4)        Significant Tenants(5)
                                --------- --------- --------- ---------- ---------- -------------------------------------
  Midori                            1        99,691  100.0%     1,928      19.34    National Consumer Services
                                                                                    (66%), United Parcel Service
                                                                                    (21%)
  Parkwood                          1       150,270   97.6%     2,937      20.04    Onesource (22%),
                                                                                    Corecommerce (11%)
  Lakewood                          1        80,483   50.1%       723      17.94    Paychex, Inc. (28%)
  The Summit                        1       179,085  100.0%     3,299      18.42    Unisys Corporation (86%), CSC
                                                                                    Continum, Inc. (14%)
  Spalding Ridge                    1       128,233   99.3%     2,644      20.77    IT Corporation (57%)
  2400 Lake Park Drive              1       100,918   77.0%     1,329      17.09    United Health Care Services, Inc.
                                                                                    (29%), GSA (17%)
  680 Engineering Drive             1        62,154   59.5%       376      10.17    Enrev Corporation (33%), EMS
                                                                                    Technologies (26%)
  Embassy Row                       3       464,895   89.9%     7,834      18.74    Ceridian Corporation (24%),
                                                                                    Cabot Corporation (10%)
  Embassy 100, 500                  2       190,470  100.0%     4,168      21.88    Art Institute of Atlanta, Inc. (60%),
                                                                                    Career Education Corp. (40%)
  Waterford Centre                  1        82,344   83.3%     1,369      19.97    Arkwright Mutual Insurance
                                                                                    (15%)
  East Region Subtotal:            31     4,700,430   95.7%

PACIFIC REGION
Southern California,
  Orange County/Los Angeles:
  Scenic Business Park              4       138,076  100.0%     2,328      16.86    Miles, Wright, Finely & Zak
                                                                                    (19%), Terayon Communication
                                                                                    Systems (17%), Coast
                                                                                    Community College Dist. (13%),
                                                                                    So. Ca. Blood & Tissue Service
                                                                                    (12%)
  Harbor Corporate Park             4       151,924   93.0%     2,763      19.55    Delmas Management (25%),
                                                                                    Clayton Environmental (10%)
  Plaza PacifiCare                  1       104,377  100.0%     1,064      10.19    Pacificare Health Systems, Inc.
                                                                                    (100%)
  Katella Corporate Center          1        80,609   97.1%     1,431      18.29    No tenant occupies 10%
  Warner Center                    12       343,486   99.7%     8,615      25.15    El Camino Resources, Inc.
                                                                                    (25%), GSA (17%)
  South Coast Executive Center      2       161,692   65.7%     2,748      25.89    No tenant occupies 10%
  Warner Premier                    1        61,553   64.3%     1,091      27.55    Protective Life Insurance Co.
                                                                                    (34%), Charles Schwab (12%)
  Von Karman                        1       104,138  100.0%     2,636      25.32    Vision Solutions, Inc. (41%),
                                                                                    Fidelity National Title Insurance
                                                                                    (26%), Taco Bell Corp. (18%)
  2600 W. Olive                     1       144,831  100.0%     3,704      25.57    Walt Disney Company (89%)
  Bay Technology Center             2       107,481  100.0%     1,657      15.41    Amresco Residential Mortgage
                                                                                    (57%), Aqcess Technologies, Inc.
                                                                                    (43%)
  Pacific Corporate Plaza 1,        3       125,298  100.0%     2,401      19.16    Zland.com, Inc. (24%), Covenant
   2, & 3                                                                           Care California, Inc. (16%),
                                                                                    Aqueduct, Inc. (16%), AMFM
                                                                                    Systems Inc. (12%)
  Alton Deere Plaza                 6       182,183   90.2%     2,823      17.19    Nextlink (34%), Foster Wheeler
                                                                                    Environmental (11%), XO
                                                                                    California (10%)
  Westlake Spectrum                 2       108,084  100.0%     2,060      19.06    Pinkerton's Inc. (67%), Valueclick
                                                                                    (21%), Insweb Corp. (12%)

                                              Net                 Total     Average
                                            Rentable            Annualized    Base
                                   Number   Area in                Base      Rent/
                                     of      Square    Percent   Rent(3)     Leased
                                  Buildings Feet(1)   Leased(2)  ($000s)   Sq. Ft.(4)      Significant Tenants(5)
                                  --------- --------- --------- ---------- ---------- ---------------------------------
Southern California,
San Diego:
  Del Mar Corporate Plaza             2       123,142  100.0%      3,362     27.31    Stellcom, Inc. (79%), Peregrine
                                                                                      Systems, Inc. (21%)
  Wateridge Pavilion                  1        62,194   73.5%        801     17.52    Infogation Corp. (25%),
                                                                                      Wateridge Insurance Service
                                                                                      (18%), TCA Mortgage, Inc. (14%)
  Towne Center Technology             3       182,120  100.0%      3,116     17.11    Gateway, Inc. (100%)
   Park 1, 2, 3
  Lightspan                           1        64,800  100.0%      1,182     18.24    Lightspan Partnership, Inc.
                                                                                      (100%)
  La Jolla Spectrum 1 & 2             2       156,653  100.0%      4,799     30.64    Torrey Mesa Research Institute
                                                                                      (51%), Scripps Research Institute
                                                                                      (49%)
  Palomar Oaks Technology             6       170,357  100.0%      2,285     13.41    Unifet, Inc. (23%), Excalibur
   Park                                                                               Techologies Corp. (18%), TPR
                                                                                      Group, Inc. (13%), Pacific
                                                                                      Analytical, Inc. (11%)
  Jaycor                              1       105,358  100.0%      1,896     18.00    Gateway, Inc. (100%)
  Highlands Corporate Center          5       205,085   88.6%      5,700     31.37    No tenant occupies 10%
Northern California,
San Francisco Bay Area:
  CarrAmerica Corporate Center        7     1,004,670   99.8%     19,202     19.15    AT&T (47%), Peoplesoft, Inc.
                                                                                      (32%), Pacific Bell Mobile
                                                                                      Services ( 17%)
  Valley Business Park I              2        67,784  100.0%      1,634     24.11    Leybold Infocon, Inc. (35%),
                                                                                      Informative Inc. (17%), Millipore
                                                                                      (17%), Acer Labs, Inc. (15%)
  Bayshore Centre 2                   1        94,874  100.0%      1,935     20.40    Redback Networks, Inc. (100%)
  Rincon Centre                       3       201,178  100.0%      5,076     25.23    Propel Software Corp. (44%),
                                                                                      Toshiba America Electronic
                                                                                      (31%), Future Electronics Corp.
                                                                                      (19%)
  Valley Centre II                    4       212,082  100.0%      3,673     17.32    Boston Scientific (100%)
  Valley Office Centre                2        68,881   96.4%      2,294     34.54    Bank of America (21%), Quadrep,
                                                                                      Inc. (13%)
  Valley Centre                       2       102,291  100.0%      2,002     19.58    Seagate Technology (40%),
                                                                                      Numerical Technologies, Inc.
                                                                                      (38%), Vivace Networks (22%)
  Valley Business Park II             6       166,928  100.0%      3,473     20.81    Pericom Semiconductor Corp.
                                                                                      (40%),
  Rio Robles                          7       368,178  100.0%      5,970     16.21    Fujitsu Microelectronics (41%),
                                                                                      KLA Instruments Corp. (36%)
  First Street Technology Center      1        67,582  100.0%      1,014     15.00    Comdisco, Inc. (100%)
  Baytech Business Park               4       300,000  100.0%      5,366     17.89    Schlumberger Technologies
                                                                                      (58%), Caspian Networks (25%),
                                                                                      Rapid 5 Networks, Inc. (12%)
  3571 North First  Street            1       116,000  100.0%      3,062     26.40    Sun Microsystems, Inc. (100%)
  San Mateo Center I                  1        70,000    0.0%         --        --
  Oakmead West Land A-G               7       425,981  100.0%      9,712     22.80    Applied Materials, Inc. (100%)
  San Mateo II & III                  2       141,404   62.3%      3,595     40.79    Women.com Networks (32%)
  Hacienda West                       2       208,590   93.8%      5,623     28.74    Paychex, Inc. (13%), Sun
                                                                                      Microsystems (13%)
  Sunnyvale Technology Center         5       165,520  100.0%      3,396     20.52    Lattice Semiconductor Corp.
                                                                                      (51%), BMC Software (25%),
                                                                                      Nokia Internet Comm. (12%),
                                                                                      Metelics Corp. (12%)

                                               Net                 Total     Average
                                             Rentable            Annualized    Base
                                   Number    Area in                Base      Rent/
                                     of       Square    Percent   Rent(3)     Leased
                                  Buildings  Feet(1)   Leased(2)  ($000s)   Sq. Ft.(4)      Significant Tenants(5)
                                  --------- ---------- --------- ---------- ---------- ---------------------------------
  Clarify Corporate Center 1, 2,       4       258,048  100.0%      6,637     25.72    Nortel Networks, Inc. (100%)
   3, 4
  Valley Technology Center 1,          7       460,590  100.0%     10,678     23.18    Lattice Semiconductor Corp.
   2, 3, 4, 5, 6 & 7                                                                   (29%), TSMC North America, Inc.
                                                                                       (24%), Fore Systems (18%),
                                                                                       Navisite, Inc. (14%)
  Golden Gateway Commons               3       273,801   95.3%      9,345     35.81    Sharper Image Corp. (21%),
                                                                                       Norcal Mutual Insurance Co.
                                                                                       (20%), ABM Industries, Inc.
                                                                                       (11%)
  Techmart Commerce Center             1       252,454   97.6%     10,376     42.09    Network Conference Co., Inc.
                                                                                       (15%)
  Fremont Technology Park 1,           3       139,304  100.0%      2,564     18.41    Applied Fiber Optics, Inc. (39%),
   2, 3                                                                                Flash Electronics, Inc. (32%),
                                                                                       Bandwidth Unlimited, Inc. (29%)
  Mountain View Gateway                2       236,400  100.0%      5,141     21.75    KPMG LLP (57%), Netscape
   Center                                                                              Communications Corp. (43%)
Portland, OR:
  Sunset Corporate Park                3       132,531   80.9%      1,438     13.42    First Insight Corp. (34%),
                                                                                       Volkswagen of America, Inc.
                                                                                       (34%)
  Rock Creek Corp Center               3       142,662  100.0%      2,996     21.00    Corillian Corp. (86%), University
                                                                                       of Phoenix (14%)
Seattle, WA:
  Redmond East                        10       396,497   95.3%      5,202     13.77    Avaya, Inc. (21%), Cardiac
                                                                                       Pacemakers Inc. (20%),
                                                                                       Riverdeep Group (15%), Genetic
                                                                                       Systems (14%)
  Redmond Hilltop B & C                2        90,880  100.0%      1,515     16.67    Concur Technologies (90%),
                                                                                       Citrix Systems Inc. (10%)
  Canyon Park                          6       316,978   99.1%      5,010     15.94    Icos Corp. (28%), Targeted
                                                                                       Genetics Corp. (24%), Federal
                                                                                       Express Corp. (14%)
  Willow Creek                         1        96,179  100.0%        981     10.20    Data I/O Corp. (100%)
  Willow Creek Corp. Center 1,         6       329,009  100.0%      5,502     16.72    Safeco Insurance Co. of America
   2, 3, 4, 5, & 6                                                                     (51%), Metawave
                                                                                       Communications (29%), Nextlink
                                                                                       Communications, Inc. (13%)
  Canyon Park Commons 1, 2,            3       176,846  100.0%      2,251     12.73    Washington Mutual Bank (62%),
   4                                                                                   AT&T Wireless (38%)
  Canyon Park Commons                  1        95,290  100.0%      1,342     14.08    Safeco Insurance Co. (100%)

  Pacific Region Subtotal:           173    10,062,853   96.5%

CENTRAL REGION
Austin, TX:
  City View Centre                     3       136,183   24.0%        531     16.22    Cofiniti (21%)
  City View Centre                     1       128,716  100.0%      2,073     16.10    Broadwing Telecommunication
                                                                                       (100%)
  Braker Point                         1       195,230  100.0%      3,104     15.90    Harcourt, Inc. (100%)
  Tower of the Hills                   2       166,149   98.5%      2,947     18.01    Texas Guaranteed Student Loan
                                                                                       (74%)
Chicago, IL:
  Parkway North I                      1       249,314   80.6%      3,182     15.84    Alliant Foodservice, Inc. (53%)
  Unisys                               2       365,244   97.4%      5,631     15.84    Washington Mutual Home Loan
                                                                                       (30%), Hub Group, Inc. (11%)

                                        Net                 Total     Average
                                      Rentable            Annualized    Base
                             Number   Area in                Base      Rent/
                               of      Square    Percent   Rent(3)     Leased
                            Buildings Feet(1)   Leased(2)  ($000s)   Sq. Ft.(4)       Significant Tenants(5)
                            --------- --------- --------- ---------- ---------- ----------------------------------
  The Crossings                 1       295,308   94.5%      5,119     18.33    Abercrombie & Kent Internat'l
                                                                                (16%), Allstate Insurance Co.
                                                                                (14%)
  Bannockburn I & II            2       209,540   90.1%      3,078     16.31    IMC Global, Inc. (39%), Parexel
                                                                                (21%)
  Bannockburn IV                1       105,756   95.9%      1,648     16.26    Open Text, Inc. (34%), Abbott
                                                                                Laboratories (13%), New York
                                                                                Life Insurance (11%)
Dallas, TX:
  Cedar Maple Plaza             3       113,343   87.9%      2,296     23.06    A.G. Edwards & Sons, Inc. (11%)
  Quorum North                  1       116,178   95.0%      2,292     20.76    Digital Matrix Systems, Inc.
                                                                                (20%), HQ Global Workplaces,
                                                                                Inc. (20%)
  Quorum Place                  1       178,296   90.9%      3,075     18.97    VHA Southwest, Inc. (22%),
                                                                                McCann-Erickson USA, Inc.
                                                                                (13%), Objectspace, Inc. (11%)
  Tollway Plaza 1, 2            2       359,903  100.0%      8,407     23.36    Sun Microsystems, Inc. (27%),
                                                                                Americorp Relocation Mgmt.
                                                                                (10%), HQ Global Workplaces,
                                                                                Inc. (10%)
  Two Mission Park              1        77,832  100.0%      1,373     17.64    Macromedia, Inc. (32%), Bland,
                                                                                Garvey & Taylor, Inc. (17%)
  Commons @ Las Colinas 1,      3       604,234  100.0%     11,763     19.47    Nokia, Inc. (100%)
   2, 3
  5000 Quorum                   1       162,165   94.2%      3,090     20.23    Case Corporation (11%)
  Central Region Subtotal:     26     3,463,391   92.8%

MOUNTAIN REGION
Denver, CO:
  Harlequin Plaza               2       329,273   98.2%      5,913     18.28    Travelers Insurance (17%),
                                                                                Bellco First Federal Credit (12%),
                                                                                Regis University (12%)
  Quebec Court I                1       130,000  100.0%      2,144     16.50    Time Warner Communications
                                                                                (100%)
  Quebec Court II               1       157,294  100.0%      2,694     17.13    Tele-Communications, Inc.
                                                                                (100%)
  Quebec Centre                 3       106,865   93.5%      1,856     18.58    Eonbusiness Corporation (12%),
                                                                                Walberg, Dagner & Tucker, P.C.
                                                                                (11%)
  Dry Creek 3                   1        92,356  100.0%      1,339     14.50    AT&T Broadband Management
                                                                                (100%)
Phoenix, AZ:
  Qwest Communications          4       532,506  100.0%      9,503     17.85    Qwest Communications (100%)
Salt Lake City, UT:
  Sorenson Research Park        5       282,944   96.7%      3,328     12.16    Convergys Customer Mgmt
                                                                                (47%), Intel Corp. (15%), ITT
                                                                                Educational Services, Inc. (12%)
  Wasatch Corporate Center      3       178,231   97.5%      2,336     13.45    Advanta Bank Corp. (28%),
                                                                                Achieveglobal, Inc. (23%), Fonix
                                                                                Corp. (14%), Tenfold Corp.
                                                                                (14%), Musician's Friend, Inc.
                                                                                (12%)
  Wasatch Corporate Center      2       121,654  100.0%      1,828     15.03    Ebay, Inc. (59%), Citrix Systems
   17, 18                                                                       (21%), Western Aggregates, Inc.
                                                                                (15%)

                                                   Net                 Total     Average
                                                 Rentable            Annualized    Base
                                       Number    Area in                Base      Rent/
                                         of       Square    Percent   Rent(3)     Leased
                                      Buildings  Feet(1)   Leased(2)  ($000s)   Sq. Ft.(4)      Significant Tenants(5)
                                      --------- ---------- --------- ---------- ---------- ---------------------------------
  Sorenson X                               1        41,288  100.0%         780     18.90   Electronic Data Systems (73%),
                                                                                           Volvo Commercial Credit Corp.
                                                                                           (13%)
  Creekside I & II                         1        78,000  100.0%       1,032     13.23   3Com Corporation (100%)

Mountain Region Subtotal:                 24     2,050,411   98.7%

TOTAL CONSOLIDATED
 PROPERTIES:                             254    20,277,085             418,611
WEIGHTED AVERAGE                                             95.9%                 20.64
Unconsolidated Properties
Washington, D.C.:
  1919 Pennsylvania Avenue(8)              1       328,431   98.7%       8,810     37.04   Allied Capital Corporation (24%),
                                                                                           Mortgage Bankers Association
                                                                                           (22%), Cole, Raywid &
                                                                                           Braverman, LLP (16%), Porter
                                                                                           Wright Morris & Arthur (13%),
                                                                                           Jenkens & Gilchrist, P.C. (12%)
  2025 M Street(8)                         1       245,303   99.5%       4,845     27.72   Radio Free Asia (32%), Smith,
                                                                                           Bucklin & Assoc. (27%)
  1201 F Street(9)                         1       226,871   96.0%       6,636     30.85   Charles River Associates, Inc.
                                                                                           (20%), Cadwalader, Wickersham
                                                                                           (18%), Health Insurance
                                                                                           Association (18%), National
                                                                                           Federation of Independent (17%)
  Bond Building(10)                        1       242,787   98.4%       2,181     27.23   General Services Administration
                                                                                           (97%)
  1717 Pennsylvania                        1       236,455   98.1%       6,801     36.88   MCI Telecommunications (57%)
   Avenue(11)
  Booz-Allen & Hamilton                    1       222,989  100.0%       3,706     16.62   Booz, Allen & Hamilton (100%)
   Building(11)
Portland, OR:
  GM Call Center(12)                       1       103,279  100.0%       1,232     11.93   GM Call Center (100%)
Chicago, IL:
  Parkway 3, 4, 5, 6, 10(9)                5       653,914   99.2%      11,083     17.87   Fujisawa USA, Inc. (20%),
                                                                                           Associates Commerce Solutions
                                                                                           (14%), Shand Monahan & Co.
                                                                                           (13%), BT Office Products (10%)
Dallas, TX:
  Royal Ridge Phase II, A,B(9)             4       503,751   88.9%       7,617     17.00   Capital One Services, Inc (32%),
                                                                                           GTE North, Inc. (29%), American
                                                                                           Honda Finance Corp. (13%)
Austin, TX:
  Riata Corporate and Riata               12       997,678  100.0%      16,533     16.77   Janus Capital Corp. (32%),
   Crossing(9)                                                                             Electronic Data Systems (27%)
Denver, CO:
  Panorama I, II, III, V, VIII, X(9)       6       664,050   91.0%      11,528     19.07   Charles Schwab & Co., Inc.
                                                                                           (41%), AT&T Corp. (13%)
TOTAL UNCONSOLIDATED
  PROPERTIES:                             34     4,425,508              80,972
WEIGHTED AVERAGE                                             96.8%                 18.30
ALL OPERATING
 PROPERTIES TOTAL:                       288    24,702,593            $499,583
WEIGHTED AVERAGE                                             96.0%                $20.22

--------
 (1) Includes office and retail space but excludes storage.
 (2) Includes spaces for leases that have been executed and have commenced as of September 30, 2001.

 (3) Total annualized base rent equals total original base rent, including historical contractual increases and excluding (i) percentage rents, (ii) additional rent payable/ /by tenants such as common area maintenance, real estate taxes and other expense reimbursements, (iii) future contractual or contingent rent escalations and (iv) parking rents.
 (4) Calculated as total annualized base rent divided by net rentable area leased.
 (5) Includes tenants leasing 10% or more of rentable square footage (with the percentage of rentable square footage in parentheses).
 (6) We own the improvements on the property and have a leasehold interest in the underlying land.
 (7) We hold a general and limited partner interest in a partnership that owns the property.
 (8) We own 49% through a joint venture.
 (9) We own 35% through a joint venture.
(10) We own 15% through a joint venture.
(11) We own 50% through a joint venture.
(12) We own 16% through a joint venture.

                         Current Development Activity

                                                          Estimated              Total
                                                          Rentable              Planned
                            Percent                 Start  Square   Number of Investment
         Property          Ownership    Location    Date    Feet    Buildings ($000s) (1)
         --------          --------- -------------- ----- --------- --------- -----------
Wholly Owned
The Forum                     100%   Atlanta, GA    2000     90,000     1      $ 12,330
Dry Creek Corporate Center    100%   Denver, CO     2001     93,773     1        11,777

Partially Owned
300 West Sixth Street          20%   Austin, TX     2000    444,870     1        93,011
Nine Parkway North             35%   Chicago, IL    2000    129,433     1        22,893
Custer Court                   49%   Dallas, TX     2000    120,047     1        15,858
Royal Ridge                    35%   Dallas, TX     2000    133,104     1        15,575
575 7th Street                 30%   Washington, DC 2001    473,000     1       164,079
799 9th Street                 40%   Washington, DC 2000    201,464     1        61,232
                                                          ---------     -      --------
   Total                                                  1,685,691     8      $396,755
                                                          =========     =      ========

--------
(1) Represents total planned investment by us, in the case of wholly owned properties, and total planned investment by the joint venture, in the case of partially owned properties. Our capital commitments with respect to our joint ventures generally approximate our percentage ownership in the venture.

    Below are descriptions of the two most significant properties currently under development:

    300 West Sixth Street. This 444,870 square foot, 23 story building is located in downtown Austin at 6/th/ Street and Guadelupe. CarrAmerica owns 20% of the project in a joint venture with JER Partners. The building will open in January 2002 and is approximately 50% pre-leased. Major tenants include Clark, Thomas & Winters, P.C. and Akin, Gump, Strauss, Hauer & Feld, L.L.P.

    575 7/th/ Street. Terrell Place is a 473,000 square foot building consisting of 434,000 square feet of office space and 39,000 square feet of retail space located in downtown Washington D.C. at the corner of 7/th/ and F Street. CarrAmerica owns 30% of the project in a joint venture with JPMorgan Fleming Asset Management. Construction began in August 2001 and completion is scheduled for August 2003. The law firm of Venable, Baetjer, Howard & Civiletti, LLP has pre-leased 243,791 square feet.

Tenant Information

    We believe that our portfolio is occupied primarily by financially sound tenants and is relatively insulated against difficult economic conditions. A significant portion of our tenant base consists of Fortune 1000 and Fortune Global 500 companies and government or quasi-governmental agencies.

     50 Largest Tenants Based on Annualized Rent (Consolidated Properties)
                           as of September 30, 2001

                                            Percent Of           Percent Of
                                            Portfolio   Leased    Occupied
                                            Annualized  Square     Square          Industry
                  Tenant                       Rent      Feet       Feet        Classification
                  ------                    ---------- --------- ---------- ----------------------
 1  International Monetary Fund............    4.01%     504,401    2.52%   Financial Services
 2  Nokia, Inc.............................    3.03%     624,904    3.12%   Telecommunications
 3  Qwest..................................    2.27%     532,506    2.66%   Telecommunications
 4  AT&T...................................    2.18%     658,940    3.29%   Telecommunications
 5  Applied Materials, Inc.................    2.14%     425,981    2.13%   Manufacturing
 6  Peoplesoft, Inc........................    2.04%     359,686    1.80%   Computer Software
 7  Patton Boggs, L.L.P....................    1.93%     187,653    0.94%   Legal
 8  Nextel Communications, Inc.............    1.60%     331,203    1.65%   Telecommunications
 9  Nortel Networks, Inc...................    1.51%     258,048    1.29%   Telecommunications
10  Sun Microsystems, Inc..................    1.46%     239,608    1.20%   Computer Hardware
11  Citigroup..............................    1.25%     227,135    1.13%   Financial Services and
                                                                            Insurance
12  Gateway, Inc...........................    1.20%     287,478    1.44%   Computer Hardware
13  SBC Communications.....................    1.17%     202,093    1.01%   Telecommunications
14  Lattice Semiconductor Corp.............    1.09%     216,650    1.08%   Computer Hardware
15  Software AG of North America...........    1.04%     209,521    1.05%   Computer Software
16  Safeco Insurance Company...............    0.99%     265,658    1.33%   Insurance
17  Federal Deposit Insurance Corp.........    0.94%     121,878    0.61%   Government Agency
18  Boston Scientific......................    0.88%     212,082    1.06%   Medical Devices
19  Unisys Corporation.....................    0.83%     197,404    0.99%   Computer Software
20  King & Spalding........................    0.82%      92,596    0.46%   Legal
21  Washington Mutual......................    0.79%     225,522    1.13%   Financial Services
22  The Walt Disney Company................    0.78%     129,347    0.65%   Media
23  KPMG LLP...............................    0.77%     135,558    0.68%   Financial Services
24  Harcourt, Inc..........................    0.74%     195,230    0.97%   Education Services
25  Chronicle of Higher Education..........    0.71%      91,990    0.46%   Associations
26  Stellcom, Inc..........................    0.69%      97,054    0.48%   Computer Consulting
27  Merrill Lynch, Pierce, Fenner and Smith    0.66%      77,443    0.39%   Financial Services
28  Concert Management Corporation.........    0.65%      95,172    0.48%   Telecommunications
29  KLA Instruments Corporation............    0.65%     132,150    0.66%   Computer Hardware
30  Tele-Communications, Inc...............    0.64%     157,294    0.79%   Telecommunications
31  TSMC North America, Inc................    0.64%     110,590    0.55%   Computer Hardware
32  Corillian Corporation..................    0.61%     122,127    0.61%   Computer Software
33  Torrey Mesa Research Institute.........    0.61%      79,759    0.40%   Biotech
34  Sharper Image Corporation..............    0.58%      58,295    0.29%   Retail
35  HQ Global Workplaces...................    0.54%      90,552    0.45%   Real Estate Services
36  The Scripps Research Institute.........    0.54%      76,894    0.38%   Biotech/Pharmaceutical
37  Toshiba American.......................    0.54%      82,452    0.41%   Computer Hardware
38  Career Education Corporation...........    0.53%      84,725    0.42%   Education Services
39  Texas Guaranteed Student Loan..........    0.52%     130,664    0.65%   Government Agency
40  Schlumberger Technologies, Inc.........    0.52%     175,250    0.88%   Energy Services
41  AOL/Time Warner Communications.........    0.51%     130,000    0.65%   Media
42  Art Institute of Atlanta, Inc..........    0.50%     114,759    0.57%   Education Services
43  El Camino Resources, Inc...............    0.50%      87,034    0.43%   Insurance
44  Propel Software Corporation............    0.50%      87,748    0.44%   Computer Software
45  Broadwing Telecommunications...........    0.50%     128,716    0.64%   Telecommunications
46  Fujitsu Microelectronics...............    0.47%     149,832    0.75%   Computer Hardware
47  Ceridian Corporation...................    0.47%     113,568    0.57%   Information Services
48  Netscape Communications Corp...........    0.46%     100,842    0.50%   Computer Software
49  Caspian Networks.......................    0.46%      76,000    0.38%   Computer Hardware
50  Redback Networks, Inc..................    0.46%      94,874    0.47%   Computer Hardware
                                              ------   ---------   ------
    Total..................................   49.92%   9,586,866   47.89%
                                              ======   =========   ======

  Lease Expiration Summary (Consolidated Properties) as of September 30, 2001



                                                                       -------------------------------------
                         Net
                      Rentable     Current      YTD Avg.     Vacant
   Region/Market     Square Feet Occupancy(1) Occupancy(2) Square Feet  2001     2002      2003      2004
   -------------     ----------- ------------ ------------ ----------- ------- --------- --------- ---------
PACIFIC REGION
San Francisco Bay
 Area...............  5,402,540      97.0%        98.8%      159,449    63,492   478,783   667,010   678,686
Orange County/Los
 Angeles............  1,813,732      94.0%        92.4%      109,214    35,186   236,248   207,372   292,046
Seattle.............  1,501,679      98.6%        99.4%       21,429    17,471    28,960   230,208   234,184
San Diego...........  1,069,709      96.3%        96.8%       39,823    47,455    26,400   138,762   100,287
Portland............    275,193      90.8%        91.7%       25,365        --        --        --    31,497

MOUNTAIN REGION
Denver..............    815,788      98.4%        97.2%       12,813    23,671   120,455    94,365    44,430
Phoenix.............    532,506     100.0%       100.0%           --        --        --        --        --
Salt Lake City......    702,117      98.0%        98.2%       13,761    29,343    46,345   158,940   275,883

CENTRAL REGION
Chicago.............  1,225,162      91.9%        92.2%       99,337    40,953   264,149   313,062   175,621
Dallas..............  1,611,951      97.2%        97.1%       45,211    27,190   148,024   288,831   142,744
Austin..............    626,278      83.1%        93.9%      105,959        --    14,964    34,330   257,342

EAST REGION
Washington, DC
 Downtown
  Properties........  2,135,559      99.1%        99.5%       19,729    26,758   114,138   236,360   526,022
 Suburban Properties    793,762      99.5%        99.5%        3,884        --    39,922    27,339    88,548
Atlanta.............  1,771,109      90.0%        91.1%      176,812   108,230   447,924   301,582   173,343
                     ----------     ------       ------      -------   ------- --------- --------- ---------
   Total............ 20,277,085      95.9%        96.8%      832,786   419,749 1,966,312 2,698,161 3,020,633
                     ==========     ======       ======      =======   ======= ========= ========= =========




                                                                                 2011 &
   Region/Market       2005      2006      2007      2008      2009     2010   Thereafter
   -------------     --------- --------- --------- --------- --------- ------- ----------
PACIFIC REGION
San Francisco Bay
 Area...............   766,579   991,935   351,849   678,592   199,903 129,862   236,400
Orange County/Los
 Angeles............   231,416   270,899   158,673   228,420        --  25,428    18,830
Seattle.............   467,058   101,413        --        --   325,264      --    75,692
San Diego...........    83,956    86,651        --        --    84,949  97,054   364,372
Portland............    51,797        --   122,127        --        --  44,407        --

MOUNTAIN REGION
Denver..............   179,564   150,111        --   190,379        --      --        --
Phoenix.............        --        --   532,506        --        --      --        --
Salt Lake City......    12,389    87,456    78,000        --        --      --        --

CENTRAL REGION
Chicago.............   136,733    27,901     5,667    47,144    12,800      --   101,795
Dallas..............    81,585    42,530    33,426   131,479   440,872 223,470     6,589
Austin..............     7,387    11,066        --        --        --      --   195,230

EAST REGION
Washington, DC
 Downtown
  Properties........    99,719   252,385   256,077   205,695    77,976  15,117   305,583
 Suburban Properties   247,888    55,775       423        --   327,788   2,195        --
Atlanta.............    84,567    37,825    87,306        --    39,482  75,711   238,327
                     --------- --------- --------- --------- --------- ------- ---------
   Total............ 2,450,638 2,115,947 1,626,054 1,481,709 1,509,034 613,244 1,542,818
                     ========= ========= ========= ========= ========= ======= =========

--------
(1) Represents occupancy at September 30, 2001.
(2) Represents average occupancy for the nine months ended September 30, 2001.

            Tenant Improvement Costs and Tenant Leasing Commissions

    The following table sets forth per square foot tenant improvement costs and tenant leasing commissions attributable to leases executed for the properties consolidated in our financial statements during the periods presented.

                                             Year ended December 31, 2000
                          ---------------------------------------------------------------
                                      Weighted
                            Total    Avg. Lease     Lease          Tenant      Total T/I's
                           Executed   Term in    Commissions    Improvements    and L/C's
         Market           Sq. Ft.(1)  Years(2)  Per Sq. Ft.(3) Per Sq. Ft.(4) Per Sq. Ft.(5)
         ------           ---------- ---------- -------------- -------------- --------------
Atlanta..................   213,619     3.73        $2.64          $ 5.77         $ 8.41
Austin...................    33,165     4.01         2.27            4.99           7.26
Chicago..................   137,484     3.48         3.69           14.07          17.76
Dallas...................   138,521     3.69         7.25            9.99          17.24
Denver...................   100,094     4.25         1.80            6.74           8.54
Los Angeles/Orange County   203,166     4.26         5.84            9.29          15.13
Phoenix..................    55,401     3.44         3.82            5.71           9.53
Salt Lake City...........    42,693     4.48         2.64           10.15          12.79
San Diego................   329,839     5.43         7.95           10.58          18.53
San Francisco Bay........   866,878     4.26         4.42            4.13           8.55
Seattle..................   150,175     6.27         5.94            9.00          14.94
Suburban Washington, D.C.    93,279     5.26         3.81            1.61           5.42
Downtown Washington, D.C.   186,686     5.85         3.69            3.65           7.34
                          ---------
   Total................. 2,551,000     4.29         4.79(6)         6.78(6)       11.57(6)
                          =========

                                         Nine Months Ended September 30, 2001
                          ---------------------------------------------------------------
                            Total    Avg. Lease     Lease          Tenant      Total T/I's
                           Executed   Term in    Commissions    Improvements    and L/C's
         Market           Sq. Ft.(1)  Years(2)  Per Sq. Ft.(3) Per Sq. Ft.(4) Per Sq. Ft.(5)
         ------           ---------- ---------- -------------- -------------- --------------
Atlanta..................   269,882     4.14        $4.26          $11.67         $15.93
Austin...................    42,586     3.87         5.49           15.12          20.61
Chicago..................   162,698     3.51         1.46            1.89           3.35
Dallas...................    86,962     3.10         3.86            6.56          10.42
Denver...................    65,031     5.16         2.94            8.79          11.73
Los Angeles/Orange County   347,734     4.37         3.58           10.25          13.83
Salt Lake City...........    79,049     2.40         0.37            2.00           2.37
San Diego................   108,844     3.39         2.82            4.83           7.65
San Francisco Bay........   346,385     3.57         2.22            0.93           3.15
Seattle..................   194,469     3.83         0.86            4.05           4.91
Suburban Washington, D.C.     5,573     4.24         1.51            9.73          11.24
Downtown Washington, D.C.     5,953     3.00           --              --             --
                          ---------
   Total................. 1,715,166     3.85         2.72(6)         6.21(6)        8.93(6)
                          =========

--------
(1) Represents square footage for leases executed during the applicable period.
(2) Represents lease terms (in years) for leases executed during the applicable period, weighted by square footage.
(3) Represents fees paid to brokers for leases executed during the applicable period.
(4) Represents amounts paid to improve tenant space as a consideration for the executed lease.
(5) Represents the sum of lease commissions and tenant improvements per square foot.
(6) Represents the weighted average for the period presented.

Debt and Mortgage Financing

    We have three investment grade ratings. As of September 30, 2001, Duff & Phelps Credit Rating Co. and Standard & Poor's have each assigned their BBB rating to our prospective senior unsecured debt offerings and their BBB- rating to our prospective cumulative preferred stock offerings. Moody's Investor Service has assigned its Baa2 rating to our prospective senior unsecured debt offerings and its Baa3 rating to our prospective cumulative preferred stock offerings.

    Our total debt at September 30, 2001 was approximately $1.1 billion, of which $114.0 million (10.3%) bore a LIBOR-based floating interest rate. The interest rate on borrowings on our unsecured credit facility at September 30, 2001 was 3.3%. The interest rate of the unsecured credit facility is 70 basis points over 30-day LIBOR. Our fixed rate mortgage payable debt bore an effective weighted average interest rate of 8.04% at September 30, 2001. The weighted average term of this mortgage debt is 6.5 years. At September 30, 2001, our debt represented 31.2% of our total market capitalization of $3.6 billion.

    In June 2001, we closed on a new three-year, $500 million unsecured credit facility with J.P. Morgan Chase Bank, as agent for a group of banks. We can extend the life of the line for an additional year at our option. The line carries an interest rate of 70 basis points over 30-day LIBOR. The total commitment carries a 20 basis point facility fee. The new credit facility has substantially similar terms as our previous facility. As of December 13, 2001, $462.0 million was drawn on the credit facility, $1.9 million in letters of credit were outstanding and we had approximately $36.1 million available for borrowing.

    As of September 30, 2001, some of our consolidated operating properties were subject to fixed rate mortgage indebtedness. The total of these mortgages was $522.2 million. Our fixed rate mortgage debt as of September 30, 2001 bore an effective weighted average interest rate of 8.04% and a weighted average maturity of 6.5 years (assuming loans callable before maturity are called as early as possible). The following table details information regarding the existing mortgage indebtedness for the consolidated operating properties as of September 30, 2001.

                  Mortgage Financing as of September 30, 2001

                                                           Principal                                  Estimated
                                                Interest    Balance   Maturity       Annual Debt    Balance Due at
                   Property                       Rate      (000's)     Date       Service (000's) Maturity (000's)
                   --------                     --------   --------- ----------    --------------- ----------------
Quorum North...................................   8.27%    $  6,271  12/10/2001(1)     $   160         $  6,251
Valley Business Park II/First Street Technology
 Center........................................   8.25%      38,135  12/10/2001(2)         954           37,822
Sunnyvale Technology Center/Highland
 Corporate Center/Hacienda West................   8.90%      29,654    6/1/2002          4,010           27,562
Jaycor.........................................   7.35%      11,039    2/1/2003          1,520           10,050
Parkway North..................................   6.92%      24,164   12/1/2003          1,672           24,164(3)
Canyon Park Commons............................   9.13%       4,986   12/1/2004            714            4,043
Qwest Communications...........................   7.92%      17,447   12/1/2005          4,324               --
Qwest Communications...........................   7.92%       5,037   12/1/2005          1,376               --
Qwest Communications...........................   7.92%       7,555   12/1/2005          2,064               --
Qwest Communications...........................   7.92%       7,555   12/1/2005          2,064               --
Redmond East...................................   8.38%      26,254    1/1/2006          2,648           23,969(4)
Century Springs West/Glenridge/Midori/
 Lakewood/Parkwood.............................   7.20%      18,906    1/1/2006          2,126           15,117(3)
Wateridge Pavilion.............................   8.25%       3,327   11/1/2006            338            2,926
Wasatch Corporate Center.......................   8.15%      12,080    1/2/2007          1,220           10,546
2600 West Olive................................   6.75%      18,975    1/1/2009          1,524           19,875
Palomar Oaks...................................   8.85%       9,677    4/1/2009          1,025            7,896
1255 23rd St...................................   8.12%      38,101    4/1/2009          3,584           33,062
1730 Penn/International Square.................   8.12%     182,948    4/1/2009         17,190          158,950
South Coast....................................   7.13%      14,927   6/10/2009          1,287           12,628
Sorenson.......................................   7.75%       2,253    7/1/2011            328               --
Sorenson.......................................   8.88%       1,536    5/1/2017            182               --
1747 Penn......................................   9.50%      14,139   7/10/2017          1,730               -- (5)
900 19th St....................................   8.25%      15,402   7/15/2019          1,656               --
1775 Penn......................................   7.63%      11,766    9/1/2029          1,020               --
Techmart Commercial Ctr(6).....................    n/a          105    2/1/2003            n/a               --
                                                           --------                    -------
  Total........................................   8.04%(7) $522,239                    $54,716
                                                           ========                    =======

--------
(1)We repaid this loan in full in November 2001.
(2)We repaid this loan in full on December 10, 2001.
(3)Prepayable at the rates stated in the loan documents.
(4)Prepayable after 12/19/05 at the rates stated in the loan documents.
(5)Note is callable by the lender after 6/30/02. The estimated principal balance will be $13,841,000 at that date.
(6)Capital lease.
(7)Weighted average interest rate.

                                  MANAGEMENT

Directors, Executive Officers and Key Employees

    The directors, executive officers and key employees of the Company and their positions and offices are set forth in the following table:

          Name                     Positions and Offices Held
          ----                     --------------------------

Thomas A. Carr.......... Chairman of the Board, President, Chief
                         Executive Officer and Director

Oliver T. Carr, Jr...... Director

C. Ronald Blankenship(1) Director

Andrew F. Brimmer....... Director

A. James Clark.......... Director

Timothy Howard.......... Director

Caroline S. McBride(1).. Director

William D. Sanders(1)... Director

Wesley S. Williams, Jr.. Director

Philip L. Hawkins....... Chief Operating Officer

Richard F. Katchuk...... Chief Financial Officer

Karen B. Dorigan........ Chief Investment Officer

Kent C. Gregory......... Managing Director--National Services

Linda A. Madrid......... Managing Director, General Counsel and
                         Corporate Secretary

Paul R. Adkins.......... Managing Director

Steven N. Bralower...... Executive Vice President of Carr Real Estate
                         Services, Inc. and Senior Vice President of
                         Carr Realty, L.P.

Robert O. Carr.......... President of CarrAmerica Urban
                         Development, Inc. and Chairman of the Board
                         of Directors of Carr Real Estate Services, Inc.

Clete Casper............ Market Managing Director--Seattle

John J. Donovan, Jr..... Market Managing Director and President of
                         Carr Real Estate Services, Inc.

J. Thad Ellis........... Market Managing Director--Atlanta

Richard W. Greninger.... Managing Director--Property Operations

Dale F. Hogg............ Senior Vice President of Human Resources
                         and Administration

William Krokowski....... Market Managing Director--Denver

Thomas Levy............. Senior Vice President--Investments

Joel A. Manfredo........ Chief Technology Officer and Managing
                         Director of e-business solutions

Robert M. Milkovich..... Market Managing Director

              Name                     Positions and Offices Held
              ----                     --------------------------

    Malcolm O'Donnell........ Vice President and Managing Director for
                              Southern California region

    Gerald J. O'Malley....... Market Managing Director--Chicago

    Jeffrey S. Pace.......... Market Managing Director--Austin

    Stephen E. Riffee........ Senior Vice President, Controller & Treasurer

    William H. Vanderstraaten Market Managing Director--Dallas

    Stephen Walsh............ Senior Vice President of Capital Markets

    Karen L. Widmayer........ Senior Vice President of Corporate
                              Communications

    James S. Williams........ Managing Director and President of
                              CarrAmerica Development, Inc.

--------
(1) Messrs. Blankenship and Sanders and Ms. McBride were nominated to the board as designees of Security Capital. Each has agreed to resign from our board upon completion of this offering.

                                 UNDERWRITING

    CarrAmerica, Security Capital and the underwriters for the offering named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Salomon Smith Barney Inc., First Union Securities, Inc., Legg Mason Wood Walker, Incorporated, Banc of America Securities LLC, Deutsche Banc Alex. Brown Inc. and A.G. Edwards & Sons, Inc. are the representatives of the underwriters.

                       Underwriters                         Number of Shares
                       ------------                         ----------------
Goldman, Sachs & Co........................................     7,363,142
Salomon Smith Barney Inc...................................     3,747,020
First Union Securities, Inc................................     1,423,540
Legg Mason Wood Walker, Incorporated.......................     1,423,540
Banc of America Securities LLC.............................       801,765
Deutsche Banc Alex. Brown Inc..............................       801,765
A.G. Edwards & Sons, Inc...................................       801,765
Commerzbank Capital Markets Corporation....................       170,000
Credit Suisse First Boston Corporation.....................       170,000
Prudential Securities Incorporated.........................       170,000
                                                               ----------
   Total...................................................    16,872,537
                                                               ==========

    The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

    If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 2,530,880 shares from Security Capital to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

    The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by Security Capital. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 2,530,880 additional shares.

                 Paid By Security Capital                   No Exercise Full Exercise
                 ------------------------                   ----------- -------------
Per Share.................................................. $      1.49  $      1.49
Total...................................................... $25,140,080  $28,911,091

    Shares sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.89 per share from the initial price to public. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $0.10 per share from the initial price to public. If all the shares are not sold at the initial price to public, the representatives may change the offering price and the other selling terms.

    CarrAmerica and Security Capital have agreed with the underwriters not to sell or otherwise dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of our common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co.

This agreement does not apply to any existing employee benefit plans or conversion or redemption of any partnership units of any of our subsidiaries.

    In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the selling shareholder in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

    The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

    Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

    Our share of the total expenses of the offering is expected to be approximately $225,000. Security Capital estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, is expected to be approximately $450,000.

    First Union Securities, Inc. is an indirect, wholly-owned subsidiary of Wachovia Corporation, which conducts its investment banking, institutional and capital markets businesses through its various bank, broker-dealer and nonbank subsidiaries (including First Union Securities, Inc.) under the trade name of Wachovia Securities. Any reference to Wachovia Securities in this prospectus, however, does not include Wachovia Securities, Inc., member NASD/SIPC and a separate broker-dealer subsidiary of Wachovia Corporation and sister affiliate of First Union Securities, Inc. which may or may not be participating as a selling dealer in the distribution of the common stock.

    Some of the underwriters or their affiliates have provided investment and commercial banking, investment research and financial advisory services to CarrAmerica and Security Capital in the ordinary course of business for which they have received and may continue to receive customary fees and commissions. In addition, affiliates of certain of the underwriters, including Banc of America Securities LLC, First Union Securities, Inc. and Salomon Smith Barney Inc., are lenders under one of our credit facilities, and affiliates of certain of the underwriters, including Banc of America Securities LLC, Deutsche Banc Alex. Brown Inc., First Union Securities, Inc. and Salomon Smith Barney Inc., are lenders under one of Security Capital's credit facilities. In each case, these underwriters have received customary fees for these transactions.

    Hermann Buerger, a director of Security Capital, is also Executive Vice President of Commerzbank Aktiengesellschaft in New York. Commerzbank Aktiengesellschaft, Grand Cayman Branch, owns all of Security Capital's outstanding Series B Preferred Stock. Commerzbank Aktiengesellschaft is affiliated with Commerzbank Capital Markets Corporation, one of the underwriters in this offering.

    CarrAmerica and Security Capital have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                                 LEGAL MATTERS

    The legality of the shares offered hereby and our qualification as a REIT for federal income tax purposes have been passed upon for us by Hogan & Hartson L.L.P. The legality of the shares offered hereby through this prospectus supplement will be passed upon for the underwriters by Clifford Chance Rogers & Wells LLP, New York, New York.

PROSPECTUS

--------------------------------------------------------------------------------

                               19,403,417 Shares

                        CARRAMERICA REALTY CORPORATION

                                 Common Stock

--------------------------------------------------------------------------------

   This prospectus relates to the public offering from time to time of up to 19,403,417 shares of our common stock by Security Capital Group Incorporated and its affiliates (collectively "Security Capital"). As of November 14, 2001 Security Capital owned approximately 46.9% of our outstanding common stock. We are registering these shares for offer and sale as required under the terms of a registration rights agreement between Security Capital and us. Our registration of the offered shares does not mean that Security Capital will offer or sell any of the shares. We will receive no proceeds of any sales of the offered shares by Security Capital.

   Security Capital may sell shares to or through underwriters, and also to other purchasers or through agents. Goldman, Sachs & Co. may be one of such underwriters. The names of the underwriters will be set forth in the accompanying prospectus supplement.

   Our common stock is listed on the New York Stock Exchange and traded under the symbol "CRE."

--------------------------------------------------------------------------------

   Neither the SEC nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

--------------------------------------------------------------------------------

                 The date of this prospectus is November 26, 2001

                               TABLE OF CONTENTS

                                                  Page
-                                                 ----
About the Company................................  2
Risk Factors.....................................  2
About this Prospectus............................  2
Where to Find More Information...................  3
Special Note Regarding Forward-Looking Statements  4
Use of Proceeds..................................  5
Description of Common Stock......................  5
The Selling Stockholder..........................  7
Plan of Distribution.............................  9
Experts..........................................  10
Legal Matters....................................  10

--------------------------------------------------------------------------------
   In this prospectus, "the Company," "we," "us," and "our" refer to
CarrAmerica Realty Corporation.

   You should rely only on the information contained in this document or other information that we incorporate by reference in deciding whether to invest in the stock covered by this prospectus. We have not authorized anyone else to provide you with different information. The stockholder selling shares of stock with this prospectus may not make an offer to sell the shares covered by this prospectus in any state where the offer is not permitted.

                               ABOUT THE COMPANY

   We are a fully integrated, self-administered and self-managed publicly traded real estate investment trust (REIT), and focus primarily on the acquisition, development, ownership and operation of office properties located primarily in selected markets across the United States. As of September 30, 2001, we owned, directly or through joint ventures, interests in a portfolio of 288 operating office properties.

Recent Development

   On November 15, 2001, we agreed to repurchase from Security Capital
9,200,000 shares of our common stock, par value $.01 per share, at a price of $28.85 per share. The aggregate purchase price of approximately $265.4 million is payable in cash, which we intend to fund by drawing on our $500 million unsecured credit facility with J.P. Morgan Chase, as agent for a group of banks. As of September 30, 2001, we had $384.1 million available for borrowing under the line. The purchase is expected to be consummated on November 19, 2001.

                                 RISK FACTORS

   See "Risk Factors" beginning on page 12 of our Annual Report on Form 10-K for the year ended December 31, 2000 for a discussion of material risks associated with an investment in our company.

                             ABOUT THIS PROSPECTUS

   This prospectus is part of a registration statement on Form S-3 that we filed with the SEC under the Securities Act of 1933, as amended. This prospectus and any accompanying prospectus supplement do not contain all of the information included in the registration statement. For further information, we refer you to the registration statement, including its exhibits. Statements contained in this prospectus and any accompanying prospectus supplement about the provisions or contents of any agreement or other document are not necessarily complete. If the SEC's rules and regulations require that such agreement or document be filed as an exhibit to the registration statement, please see such agreement or document for a complete description of these matters. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of each document.

   This prospectus provides you with a general description of the offered shares of common stock. Each time the selling stockholder sells any of these offered shares, the selling stockholder will provide you with this prospectus and a prospectus supplement, if applicable, that will contain specific information about the terms of that sale. The prospectus supplement also may add, update or change any information contained in this prospectus. You should read both this prospectus and any prospectus supplement, together with additional information described under the heading "Where to Find More Information."

                        WHERE TO FIND MORE INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings also are available on the SEC's website at http://www.sec.gov and through the CarrAmerica Realty Corporation website at http://www.CarrAmerica.com.

   The SEC allows us to "incorporate by reference" in this prospectus information from other documents filed with the SEC, which means that we may disclose important information in this prospectus by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information filed earlier. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 before the sale of all of the shares covered by this prospectus:

    .  Our Annual Report on Form 10-K for the year ended December 31, 2000;

    . Our Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 2001;

    . Our Current Reports on Form 8-K filed with the SEC on February 2, May 4, August 3, September 26, November 2, and November 16, 2001; and

    . The description of the CarrAmerica Realty Corporation common stock contained in our Registration Statement on Form 8-A, filed with the SEC on February 3, 1993.

   We will provide a copy of any of these filings (excluding exhibits) to each person to whom a copy of this prospectus is delivered at no cost, upon written or oral request to:

   CarrAmerica Realty Corporation
   1850 K Street, N.W., Suite 500
   Washington, D.C. 20006
   Attention: Corporate Secretary
   Telephone: 202/729-7500

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   Certain statements in this prospectus, and in the documents incorporated by reference in this prospectus, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance, achievements or transactions or industry results to be materially different from any future results, performance, achievements or transactions expressed or implied by such forward-looking statements. Such factors include, among others, the following:

         . National and local economic, business and real estate conditions that will, among other things, affect:
              .  demand for office properties,
              . the ability of the general economy to recover timely from the current economic downturn,
              . availability and creditworthiness of tenants, . the level of lease rents, and . the availability of financing for both our tenants and us;
         . Adverse changes in the real estate markets including, among other things:
              . competition with other companies, and . risks of real estate acquisition and development (including the failure of pending acquisitions to close and pending developments to be completed on time and within budget);
         . Actions, strategies and performance of affiliates that we may not control or companies in which we have made investments;
         . Our ability to maintain our status as a REIT for federal income tax purposes;
         . Governmental actions and initiatives; and . Environmental/safety requirements.

   For a further discussion of these and other factors that could impact our future results, performance, achievements or transactions, see the documents filed by us from time to time with the SEC, and in particular the section titled "Risk Factors" beginning on page 12 of our Annual Report on Form 10-K for the year ended December 31, 2000.

                                USE OF PROCEEDS

   We will not receive any proceeds from the sale of the stock covered by this prospectus.

                          DESCRIPTION OF COMMON STOCK

General

   We are authorized to issue 180,000,000 shares of common stock. The outstanding common stock entitles the holder to one vote on all matters presented to shareholders for a vote. Holders of common stock have no preemptive rights. At November 14, 2001, there were 61,030,442 shares of common stock outstanding.

   Shares of common stock currently outstanding are listed for trading on the New York Stock Exchange (the NYSE).

   Subject to such preferential rights as may be granted by the Board of Directors in connection with the future issuance of preferred stock, holders of common stock are entitled to one vote per share on all matters to be voted on by stockholders and are entitled to receive ratably such dividends as may be declared on the common stock by the Board of Directors in its discretion from funds legally available therefor. In the event of the liquidation, dissolution or winding up of the Company, holders of common stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of the holders of preferred stock. Holders of common stock have no subscription, redemption, conversion or preemptive rights. Matters submitted for stockholder approval generally require a majority vote of the shares of common stock present and voting thereon.

Advance Notice of Director Nominations and New Business

   The Bylaws of the Company provide that, with respect to an annual meeting of stockholders, the proposal of business to be considered by stockholders may be made only (i) by or at the direction of the Board of Directors or (ii) by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice procedures set forth in the Bylaws. In addition, with respect to any meeting of stockholders, nominations of persons for election to the Board of Directors may be made only (i) by or at the direction of the Board of Directors or (ii) by any stockholder who is entitled to vote at the meeting and has complied with the advance notice provisions set forth in the Bylaws.

Restrictions on Transfer

   Ownership Limits. Our Articles of Incorporation contain certain restrictions on the number of shares of common stock that individual shareholders may own. For us to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), no more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first REIT year) or during a proportionate part of a shorter taxable year. The capital stock also must be beneficially owned by 100 or more persons during at least 335 days of a taxable year or during a proportionate part of a shorter taxable year. Because we intend to maintain our qualification as a REIT, our Articles of Incorporation contain certain restrictions on the ownership and transfer of capital stock, including common stock, intended to ensure compliance with these requirements.

   Subject to certain exceptions specified in the Articles of Incorporation, no holder may own, through either actual ownership or deemed ownership by virtue of certain attribution provisions of the Code, more than (A) 5% of the issued and outstanding shares of common stock (the "Common Stock Ownership Limit") or (B) 5% of any class or series of Preferred Stock (the "Preferred Stock Ownership Limit"). (The Common Stock Ownership Limit and the Preferred Stock Ownership Limit, together with the Existing Holder Limit, the Special Shareholder Limit and the Non-U.S. Shareholder Limit, each as defined below, are referred to collectively herein as the "Ownership Limits.") Certain stockholders, including Clark Enterprises Inc., The Oliver Carr Company, Oliver T. Carr, Jr. and A. James Clark, are not subject to the Common Stock Ownership Limit, but they are subject to special ownership limitations (the "Existing Holder Limit"). Furthermore, Security Capital and its affiliates are not subject to the Common Stock Ownership Limit, but are subject to a special ownership limit of 45% of the outstanding shares of common stock and 45% of the outstanding shares of each class or series of preferred stock (the "Special Shareholder Limit"). Security Capital's ownership interest may be permitted to exceed 45% to the extent that such increase occurs as a result of stock repurchases by us (as opposed to direct purchases by Security Capital). Notwithstanding the Special Shareholder Limit, Security Capital has entered into an agreement with the Company limiting Security Capital's ownership interest to 37.44% (on a fully-diluted basis). Furthermore, all holders are prohibited from acquiring any capital stock if such acquisition would cause five or fewer beneficial owners of capital stock (determined taking into account the relevant attribution provisions of the Code) who are treated as "individuals" for purposes of relevant provisions of the Code to own in the aggregate more than 50% in value of the outstanding capital stock.

   In addition to the above restrictions on ownership of our shares of capital stock, in order to assist us in qualifying as a "domestically controlled REIT," the Articles of Incorporation contain certain provisions preventing any Non-U.S. Shareholder, as defined below, from acquiring additional shares of our capital stock if, as a result of such acquisition, we would fail to qualify as a "domestically controlled REIT" ("Non-U.S. Shareholder Limit"). A Non-U.S. Shareholder is a nonresident alien individual, foreign corporation, foreign partnership and any other foreign shareholder.

   The Board of Directors may increase the Ownership Limits from time to time, but may not do so to the extent that after giving effect to such increase five or fewer beneficial owners of capital stock (determined taking into account the relevant attribution provisions of the Code) who are treated as "individuals" for purposes of relevant provisions of the Code could own in the aggregate more than 49.5% in value of our outstanding capital stock. The Board of Directors, in its sole discretion, may waive the Ownership Limits with respect to a holder if such holder's ownership will not then or in the future jeopardize our status as a REIT.

   Violation of Ownership Limits. The Articles of Incorporation provide that, if any holder of our capital stock purports to transfer shares to a person or there is a change in our capital structure and either the transfer or the change in capital structure would result in our failing to qualify as a REIT, or such transfer or the change in capital structure would cause the transferee to hold shares in excess of the applicable Ownership Limit, then the capital stock being transferred (or in the case of an event other than a transfer, the capital stock beneficially owned) that would cause one or more of the restrictions on ownership or transfer to be violated will be automatically transferred to a trust for the benefit of a designated charitable beneficiary. The purported transferee of such shares will have no right to receive dividends or other distributions with respect to such shares and will have no right to vote such shares. Any dividends or other distributions paid to such purported transferee prior to the discovery by us that the shares have been transferred to a trust will be paid by the purported transferee upon demand to the trustee of the trust for the benefit of the charitable beneficiary. The trustee of the trust will have all rights to dividends with respect to the shares of capital stock held in trust, which rights will be exercised for the exclusive benefit of the charitable beneficiary. Any dividends or distributions paid over to the trustee will be held in trust for the charitable beneficiary. The trustee will designate a transferee of such stock so long as such shares of stock would not violate the Ownership Limitations in the hands of such designated transferee. Upon the sale of such shares, the purported transferee will receive the lesser of (A) (i) the price per share such purported transferee paid for the capital stock in the purported transfer that resulted in the transfer of shares of capital stock to the trust, or (ii) if the transfer or other event that resulted in the transfer of shares of capital stock to the trust was not a transaction in which the purported record transferee of shares of capital stock gave full value for such shares, a price per share equal to the market price on the date of the purported transfer or other event that resulted in the transfer of the shares to the trust, or (B) the price per share received by the trustee from the sale or disposition of the shares held in the trust.

   All certificates representing common stock will bear a legend referring to the restrictions described above.

   Every beneficial owner of more than 5% (or such lower percentage as required by the Code or regulations thereunder) of the issued and outstanding shares of common stock must file a written notice with us containing the information specified in the Articles of Incorporation no later than December 31 of each year. In addition, each shareholder upon demand is required to disclose to us in writing such information as we may request in good faith in order to confirm our status as a REIT.

Registrar and Transfer Agent

   The Registrar and Transfer Agent for the common stock is EquiServe Trust Company, N.A.

                            THE SELLING STOCKHOLDER

   Security Capital, including its affiliates, permitted pledgees, transferees, or other successors in interest, may from time to time offer and sell any or all of the shares of common stock offered by this prospectus. The registration of the shares offered hereby does not necessarily mean that Security Capital will sell any or all of the shares.

   As of November 14, 2001, Security Capital beneficially owned 28,603,417 shares of our common stock, representing approximately 46.9% of our outstanding common stock at that time. On November 15, 2001, we agreed to repurchase from Security Capital 9,200,000 shares of our common stock. After giving effect to the repurchase, Security Capital will own 19,403,417 shares of our common stock, or approximately 37.4% of our outstanding common stock. All of such shares are available for resale under this prospectus. Since Security Capital may sell all, some or none of the offered shares, no estimate can be made of the number of offered shares that will be sold by Security Capital or that will be owned by Security Capital upon completion of the offering.

Material Relationships with Security Capital

   Set forth below are the material relationships between us and Security Capital during the past three years:

Stockholders Agreement

   In connection with the original investment by Security Capital U.S. Realty in our company in 1996, we entered into a stockholders agreement with Security Capital U.S. Realty pursuant to which we granted it certain rights relating to our management and operations and its ownership interest in us. Security Capital assumed these rights and obligations in January 2001 in connection with a merger of Security Capital U.S. Realty with and into Security Capital. The rights include:

       (1)Board of Directors Representation. So long as Security Capital owns at least 25% of the value of the outstanding shares of our common stock on a fully-diluted basis, Security

          Capital has the right to nominate for election to our Board of Directors that number of directors so that the percentage of the total number of directors that are Security Capital nominees corresponds to the percentage of our common stock then owned by Security Capital on a fully-diluted basis (but in no event more than 40% of the members of the Board of Directors). Currently William D. Sanders, C. Ronald Blankenship and Caroline S. McBride serve on our Board of Directors as designees of Security Capital. Security Capital also has the right to have one of its designees serve on certain committees of our Board of Directors.

       (2)Information Rights. So long as Security Capital owns at least 25% of the value of the outstanding shares of our common stock on a fully-diluted basis, we have an obligation, among other things:

           . to provide Security Capital with certain monthly reports and financial statements and periodic securities filings,
           . to comply with our reporting obligations under the Securities and Exchange Act of 1934, as amended, and provide Security Capital with the opportunity to review such filings, and
           . to consult with a designee of Security Capital, prior to seeking Board of Directors approval, in connection with proposals relating to:

                  (a)acquisitions or business combinations valued in excess of
                     $25 million,
                  (b)sale or disposition of assets valued in excess of $25
                     million,
                  (c)the incurrence or issuance of indebtedness or guarantees or other financing arrangements in excess of $25 million,
                  (d)our annual operating budget,
                  (e)material changes in our executive management,
                  (f)new material agreements with members of our executive
                     management, and
                  (g)certain equity issuances by us or any of our subsidiaries.

       (3)Limitations on Corporate Actions--REIT Status. So long as Security Capital owns at least 25% of the value of the outstanding shares of our common stock on a fully-diluted basis and the standstill provisions of the stockholders agreement (as described below) are still in effect, we may not take certain actions, including actions relating to our level of indebtedness or interests in businesses other than the ownership of commercial office properties, or other actions that could prevent us from being treated as a REIT for federal income tax purposes.

       (4)Participation Rights. So long as Security Capital owns at least 25% of the value of the outstanding shares of our common stock on a fully-diluted basis, if we or a subsidiary of ours with more than $200 million in assets issues or sells shares of its capital stock or partnership interests, as the case may be, Security Capital is entitled to purchase or subscribe for up to 30% (or up to 35% in order to retain an ownership percentage at least equal to 25%) of any such issuance or sale.

       (5)Standstill Provisions. The stockholders agreement contains certain standstill provisions that expire on April 30, 2003, subject to earlier termination in certain circumstances and subject to automatic one-year extensions unless Security Capital provides 270 days written notice prior to any such extension terminating the standstill provisions. The provisions restrict Security Capital, or any group of which it is a member, subject to certain exceptions, from acquiring or disposing of our common stock or otherwise seeking to enter into a business combination with, or disposition of, us or our assets.

       (6)Noncompete. Security Capital has agreed that, so long as it owns at least 25% of the value of the outstanding shares of our common stock on a fully-diluted basis, it will not own, develop or otherwise acquire office property in the United States other than through us, subject to certain exceptions.

Registration Rights Agreement

   We have also entered into a registration rights agreement with Security Capital pursuant to which Security Capital has requested this registration of all of its shares of common stock. The registration rights agreement generally contains other terms customary to registration rights agreements of its type, including indemnification provisions.

Stock Repurchase

   On November 15, 2001, we agreed to repurchase from Security Capital 9,200,000 shares of our common stock, par value $.01 per share, at a price of $28.85 per share. The aggregate purchase price of approximately $265.4 million is payable in cash, which we intend to fund by drawing on our $500 million unsecured credit facility with J.P. Morgan Chase, as agent for a group of banks. The purchase is expected to be consummated on November 19, 2001. After giving effect to the repurchase, Security Capital will own approximately 37.4% of our outstanding common stock.

                             PLAN OF DISTRIBUTION

   We will not receive any proceeds from the sale of common stock by Security Capital. Security Capital may sell common stock directly or though broker-dealers or underwriters who may act solely as agents, or who may acquire shares as principals. Underwriters for an offering of common stock pursuant to this prospectus may include Goldman, Sachs & Co.

   Common stock may be sold from time to time by Security Capital or by its permitted pledgees, transferees or other successors in interest to Security Capital. The distribution of the common stock may be effected in one or more transactions that may take place through the New York Stock Exchange, including block trades or ordinary broker's transactions, or through broker-dealers acting either as principal or agent, or through privately negotiated transactions, or through an underwritten public offering, or through a combination of any such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices for cash or other consideration. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by Security Capital in connection with such sales. Additionally, Security Capital may issue common stock upon conversion or exchange of convertible or exchangeable securities issued by Security Capital or in satisfaction of options or short sales of shares.

   The aggregate proceeds to Security Capital from the sale of common stock will be the purchase price of the common stock sold less the aggregate agents' commissions and underwriters' discounts, if any, and other expenses of issuance and distribution not borne by us. Security Capital and any dealers or agents that participate in the distribution of the common stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of the common stock by them and any commissions received by any such dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

   To the extent required, the specific number of shares of common stock to be sold, the names of the selling shareholders, if other than Security Capital, purchase price, public offering price, the terms upon which such securities may be issued, the names of any agent, dealer or underwriter, and any applicable commission or discount with respect to a particular offering will be set forth in any accompanying prospectus supplement.

   Pursuant to the registration rights agreement with Security Capital, Security Capital is obligated to pay all costs and expenses incurred in connection with the registration of the offered shares, including, without limitation, all registration, filing and stock exchange or NASD fees, all fees and expenses of complying with securities or blue sky laws, all printing expenses, messenger and delivery expenses, any fees and disbursements of the counsel retained by Security Capital, any fees and disbursements of underwriters customarily paid by sellers of securities who are not issuers of such securities and all underwriting discounts and commissions and transfer taxes, if any, and any premiums and other costs of policies of insurance obtained by Security Capital against liabilities arising out of the offering of securities pursuant hereto. We will pay all fees and disbursements of counsel and independent public accountants retained by us, incurred in connection with the registration under the Securities Act of 1933, as amended, of the offering made hereby and any premiums and other costs of insurance policies obtained by us against liabilities arising out of the sale of securities. We have also agreed to indemnify Security Capital against specified liabilities, including certain potential liabilities arising under the Securities Act, or to contribute to the payments Security Capital may be required to make in respect thereof.

                                    EXPERTS

   Our consolidated financial statements and schedule as of December 31, 2000 and 1999, and for each of the years in the three-year period ended December 31, 2000, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

   With respect to the unaudited interim financial information for the periods ended September 30, 2001 and 2000, June 30, 2001 and 2000 and March 31, 2001 and 2000 incorporated by reference herein, KPMG LLP has reported that they applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports included in the Company's quarterly reports on Form 10-Q for the quarters ended September 30, 2001, June 30, 2001 and March 31, 2001, and incorporated by reference herein, state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. KPMG LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for its reports on the unaudited interim financial information because those reports are not "reports" or a "part" of the registration statement prepared or certified by KPMG LLP within the meaning of Sections 7 and 11 of the Act.

                                 LEGAL MATTERS

   The legality of the securities offered hereby and the qualification of CarrAmerica Realty Corporation as a REIT for federal income tax purposes have been passed upon for us by Hogan & Hartson L.L.P. If any portion of the offered shares is distributed in an underwritten offering or through agents, certain legal matters may be passed upon for any underwriters or agents by counsel for such underwriters or agents identified in the applicable prospectus supplement.

           [Map of Core Markets; Chart Depicting NOI by Core Market]

================================================================================

    No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                               -----------------

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                         Page
                                                         ----
                   Prospectus Supplement Summary.........  S-1
                   Risk Factors..........................  S-6
                   Use of Proceeds....................... S-12
                   Capitalization........................ S-12
                   Price Range of Common Stock and
                     Dividend History.................... S-13
                   The Company........................... S-14
                   Properties............................ S-19
                   Management............................ S-32
                   Underwriting.......................... S-34
                   Legal Matters......................... S-36

                                  Prospectus

                   About the Company.......................  2
                   Risk Factors............................  2
                   About this Prospectus...................  2
                   Where to Find More Information..........  3
                   Special Note Regarding Forward-Looking
                     Statements............................  4
                   Use of Proceeds.........................  5
                   Description of Common Stock.............  5
                   The Selling Stockholder.................  7
                   Plan of Distribution....................  9
                   Experts................................. 10
                   Legal Matters........................... 10

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                               16,872,537 Shares

                        CarrAmerica Realty Corporation

                                 Common Stock

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                               [LOGO] CARRAMERICA


                               -----------------


                             Goldman, Sachs & Co.
                             Salomon Smith Barney
                            Legg Mason Wood Walker
                                 Incorporated
                              Wachovia Securities
                        Banc of America Securities LLC
                           Deutsche Banc Alex. Brown
                           A.G. Edwards & Sons, Inc.

                      Representatives of the Underwriters

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